As filed with the Securities and Exchange Commission on September 20, 2006

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Boardwalk Pipeline Partners, LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	4922	20-3265614
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

W. Douglas Field

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael Swidler	William J. Cooper
Vinson & Elkins L.L.P.	Andrews Kurth LLP
666 Fifth Avenue	1350 I Street, NW
26th Floor	Suite 1100
New York, New York 10103	Washington, DC 20005
(212) 237-0000	(202) 662-2700

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee (3)
Common units representing limited partner interests	5,750,000	$26.82	$154,215,000	16,501.01

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Calculated in accordance with Rule 457(c) on the basis of the high and low sales price of the common units on September 14, 2006.
(3)	$5,296.50 of the filing fee previously paid relating to the registration statement on Form S-1 of Boardwalk Pipeline Partners LP, Commission File No. 333-127578, initially filed on August 16, 2005, is offset against the total filing fee for securities offered on this registration statement pursuant to Rule 457(p).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 20, 2006

PROSPECTUS

BOARDWALK PIPELINE PARTNERS, LP 5,000,000 Common Units Representing Limited Partner Interests

We are offering to sell 5,000,000 common units representing limited partner interests. Our common units are listed on the New York Stock Exchange under the symbol “BWP.” On September 19, 2006, the last reported sale price of our common units on the NYSE was $27.32 per common unit.

Investing in our common units involves risks. See “ Risk Factors” beginning on page 18 and the other risk factors incorporated by reference herein.

These risks include the following:

•	We may not have sufficient available cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner.

•	Our operations are subject to Federal Energy Regulatory Commission, or FERC, rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines plus a reasonable return.

•	Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Our general partner has call rights that may require you to sell your common units at an undesirable time or price.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, and public unitholders do not have sufficient voting power to remove our general partner without Loews Corporations’ consent, which could lower the trading price of our common units.

•	You may be required to pay taxes on our income even if you do not receive any cash distributions from us.

In order to comply with applicable FERC rate-making policies, we require an owner of our common units to be an Eligible Holder. Eligible Holders are individuals or entities subject to United States federal income taxation on our income or entities not subject to such taxation so long as all of the entity’s owners are subject to such taxation. If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

	Per Common Unit	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Boardwalk Pipeline Partners, LP (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 5,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                 , 2006.

                , 2006

You should rely only on the information contained in this prospectus, any free writing prospectus relating to this offering and the documents incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus, any free writing prospectus relating to this offering or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus to “Boardwalk Pipeline Partners, LP,” “we,” “our,” “us” or similar terms, when used in the present tense or for historical periods since November 15, 2005 refer to Boardwalk Pipeline Partners, LP and its subsidiaries. References to “Boardwalk Pipelines,” “we,” “our,” “us” or like terms for historical periods prior to November 15, 2005 refer to Boardwalk Pipelines, LLC and its subsidiaries, which were contributed to us at the closing of our initial public offering on November 15, 2005. References in this prospectus to our “general partner” refer to Boardwalk GP, LP and/or Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, as appropriate. References to “Loews” refer to Loews Corporation, the ultimate parent company of our general partner. We include a glossary of some of the terms used in this prospectus as Appendix C.

SUMMARY

This summary highlights information contained elsewhere in this prospectus, including information incorporated herein by reference. It does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical financial statements, the notes to those financial statements, and the other documents incorporated herein by reference as described under “Incorporation of Certain Documents by Reference.” The information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised, unless otherwise noted. You should read “Risk Factors” and the documents referred to therein for information about important risks that you should consider before buying our common units.

Boardwalk Pipeline Partners, LP

We are a limited partnership engaged in the interstate transportation and storage of natural gas.

We own and operate two interstate natural gas pipeline systems, with approximately 13,470 miles of pipeline, directly serving customers in eleven states and indirectly serving customers throughout the northeastern and southeastern United States through numerous interconnections with unaffiliated pipelines. In 2005, our pipeline systems transported approximately 1,350 billion cubic feet (Bcf) of gas. Average daily throughput on our pipeline systems during 2005 was approximately 3.7 Bcf. Our natural gas storage facilities are comprised of eleven underground storage fields located in four states with aggregate certificated working gas capacity of approximately 146 Bcf.

We conduct all of our operations through two subsidiaries, operating as one reportable segment:

•	Texas Gas Transmission, LLC (or Texas Gas) operates approximately 5,900 miles of natural gas pipeline located in Louisiana, Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Ohio, and Illinois having a peak-day delivery capacity of approximately 2.8 Bcf, and nine underground natural gas storage fields located in Indiana and Kentucky with aggregate certificated working gas capacity of approximately 63 Bcf.

•	Gulf South Pipeline Company, LP (or Gulf South) operates approximately 7,570 miles of natural gas pipeline, including approximately 870 miles of gathering pipeline, located in Texas, Louisiana, Mississippi, Alabama and Florida having a peak-day delivery capacity of approximately 3.5 Bcf, and two underground natural gas storage fields located in Louisiana and Mississippi with aggregate certificated working gas capacity of approximately 83 Bcf.

We serve a broad mix of customers, including local distribution companies (or LDCs), municipalities, interstate and intrastate pipelines, direct industrial users, electric power generation plants, and various marketers and producers. Our transportation and storage rates are established by, and subject to review and revision by, the Federal Energy Regulatory Commission (or FERC). These rates are designed to allow us the opportunity to recover the full cost of operating our pipelines and earn a reasonable return on equity. Gulf South is permitted to charge market-based storage rates pursuant to authority granted by FERC.

We provide a significant portion of our pipeline transportation and storage services through firm contracts under which our customers pay monthly capacity reservation charges (which are charges owed regardless of actual pipeline or storage capacity utilization) as well as other charges based on actual utilization. For the twelve months ended June 30, 2006, approximately 61% of our revenues were derived from capacity reservation charges under firm contracts, approximately 20% of our revenues were derived from other charges based on actual utilization under firm contracts, and approximately 19% of our revenues were derived from interruptible transportation and storage services and other services.

Please read “—Summary Historical Financial and Operating Data” for information regarding our financial and operating results.

On November 15, 2005, we sold 15 million common units in an underwritten initial public offering (or our IPO), the net proceeds of which were approximately $271.4 million. We used the net proceeds from our IPO to repay $250.0 million of indebtedness to Loews, and provide $21.4 million of additional working capital to our subsidiaries. The common units sold in our IPO represent approximately 14.5% of the partners’ capital, which includes common units, subordinated units and a 2% general partner interest.

Business Strategy

Our objective is to increase distributable cash flow per common and subordinated unit. The key elements of our business strategy are as follows:

•	Develop organic pipeline expansion projects which increase our capacity to serve end-use markets and extend our system to access prolific supply regions such as the Fort Worth Barnett Shale area. According to the Energy Information Administration (or EIA), gas production from the Fort Worth Barnett Shale is expected to increase by 10.3% per year over the next five years, from 407 Bcf in 2005 to 663 Bcf by 2010. We are pursuing multiple expansion projects to enhance our existing systems or to build new pipelines which access this growing source of supply or serve growing end-use markets in the Northeast and Southeast United States, both on our pipeline systems and off our systems through our many interstate and intrastate pipeline interconnects.

•	Expand our gas storage business through incremental expansions of existing facilities and development of new storage fields. We believe that the recent wide spreads in the forward markets for natural gas are increasing the demand for natural gas storage capacity. In order to address the growing demand for additional storage capacity, we are pursuing expansions of capacity on our current storage facilities and evaluating opportunities to develop new storage facilities.

•	Integrate our pipeline systems with existing and proposed liquefied natural gas (or LNG) terminals along the Gulf Coast. We believe that existing and proposed LNG terminals along the U.S. Gulf Coast will become significant sources of natural gas supply for the U.S. over the next decade. Our extensive web-like pipeline network located along the Gulf Coast provides us with the opportunity to connect to existing and proposed LNG terminal sites. We have been pursuing opportunities to provide our shippers with transportation access from such terminals to end-markets both on and off our pipeline systems.

•	Continue to explore synergies between our Texas Gas and Gulf South pipeline systems. We are continuing to evaluate operational synergies between our Texas Gas and Gulf South systems that will enable us to better serve our customers. Our systems provide for operational efficiencies such as adding additional interconnects to facilitate gas movement across both systems.

•	Expand our existing asset base through accretive acquisitions of complementary assets. We will seek to expand our existing natural gas transportation and storage businesses by pursuing acquisitions that we believe will be accretive to distributable cash flow.

Competitive Strengths

We believe we are well positioned to execute our business strategy because:

•	Our assets are strategically located to transport natural gas from prolific supply regions to high demand markets. Our pipeline systems are among the few that can access virtually every major producing area in the Gulf Coast region, including East Texas. Our ability to transport gas from the significant supply regions to high demand markets positions us to provide flexible transportation options to our shippers.

•	Our cash flow is relatively stable due to the monthly capacity reservation charges received on our firm transportation and storage contracts and the fee-based nature of our business. We provide a significant portion of our pipeline transportation and storage services under firm fee-based contracts where customers pay for service regardless of usage. Terms range up to 17 years, with a weighted average remaining contract life of approximately 3.9 years. For the twelve months ended June 30, 2006, approximately 61% of our revenues were derived from monthly capacity reservation charges for firm transportation and/or storage services.

•	We have significant financial strength. Our senior unsecured debt has an investment grade rating from Standard & Poor’s Rating Services and Moody’s Investors Services. Furthermore, we have a $400 million revolving credit facility with $340 million of available borrowing capacity as of September 19, 2006. We believe our available capacity under this facility combined with our ability to access capital markets will provide us with a flexible financial structure that facilitates our expansion and acquisition strategy.

•	Our management team has on average more than 20 years of experience in the natural gas pipeline and storage business. The members of our management team have significant experience operating in the interstate natural gas pipeline and storage business over the past twenty years.

•	Our relationship with Loews provides us with access to additional strategic guidance and financial expertise. Loews is the indirect owner of our general partner and, after giving effect to this offering, will own a 79.6% limited partner interest in us. We expect our relationship with Loews to be of significant assistance in developing the strategic direction of our pipeline assets and associated operations.

Recent Developments

Second Quarter Operating Results

On July 31, 2006, we reported our unaudited financial results for the second quarter of 2006.

Income before income taxes was $32.1 million for the quarter ended June 30, 2006 and $101.9 million for the six months then ended, a 41% and 19% increase, respectively, from $22.8 million and $85.6 million in the comparable 2005 periods. Operating revenues were $128.7 million for the quarter ended June 30, 2006 and $303.1 million for the six months then ended, a 9% and 13% increase, respectively, from $118.3 million and $268.6 million in the comparable 2005 periods. Earnings before interest, taxes, depreciation and amortization (or EBITDA) were $65.4 million for the quarter ended June 30, 2006 and $168.9 million for the six months then ended, a 20% and 14% increase, respectively, from $54.6 million and $148.7 million in the comparable 2005 periods. EBITDA is a non-GAAP financial measure which we use in our business. This measure is not calculated or presented in accordance with generally accepted accounting principles (or GAAP). We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below.

Increase in Quarterly Distribution to Unitholders

On July 31, 2006, the Board of Directors of our general partner declared a regular quarterly distribution on our common and subordinated units and general partner unit equivalents in the amount of $0.38 per unit, payable on August 18, 2006 to unitholders of record as of August 11, 2006. This cash distribution represented a $0.02 per unit increase in the quarterly distribution, or 6%, from the distribution paid in May 2006, to an indicated annual cash distribution level of $1.52 per unit.

Expansion Projects

East Texas and Mississippi Pipeline Expansion. On September 1, 2006, Gulf South filed a certificate application with FERC to construct 242 miles of 42 inch pipeline from DeSoto Parish in western Louisiana to the Jackson, Mississippi area. To support this project, Gulf South is also proposing to add approximately 110,000 horsepower of new compression to its system. The natural gas to be transported on this expansion project will originate primarily from the prolific Barnett Shale and Bossier Sands producing regions of East Texas. The expansion project will transport natural gas to new interstate pipeline interconnects in the Perryville, Louisiana area and existing pipeline interconnects with other pipelines. Currently there are capacity constraints which limit the amount of natural gas that can be transported out of Texas to markets east of the Mississippi river. As a result of these constraints, the basis differentials between East Texas production and the Henry Hub, which serves as the designated delivery point for natural gas futures contracts traded on the New York Mercantile Exchange, are at historically high levels. This project will help reduce those capacity constraints by adding up to 1.7 Bcf per day of new transmission capacity to our Gulf South pipeline system.

This expansion project is supported by binding precedent agreements with customers who have contracted, on a long-term firm basis (with a weighted average life of 7 years), for 1.3 Bcf of the 1.7 Bcf per day capacity. These customers include mostly large independent producers, as well as marketers and end-users. We have ordered the critical materials needed to construct this project. We expect this expansion project to cost approximately $800 million and to be in service during the second half of 2007.

Western Kentucky Storage Expansion. On April 15, 2006, Texas Gas filed a certificate application with FERC seeking authority to expand the working gas capacity in Texas Gas’ western Kentucky storage complex by approximately 9 Bcf. This project is supported by binding commitments from customers to contract on a long-term firm basis for incremental no-notice service (or NNS) and firm storage service (or FSS) created by this project for the full capacity at Texas Gas’ maximum applicable rate. We expect this expansion project to cost approximately $36 million. The proposed in-service date for the storage expansion is November 1, 2007.

Other. We are also considering other pipeline and storage expansion projects. We may pursue these projects with partners or on a stand-alone basis. The completion of these projects and all of the projects described above, as well as the cost, timing and performance of any completed projects, are subject to risks and uncertainties including market conditions, signing of definitive agreements with customers and potential partners, obtaining appropriate regulatory approvals, obtaining the necessary financing for the projects, inflation, ordinary backlogs and other factors beyond our control.

Cost Reduction Project

Texas Gas is implementing a program intended to reduce normal, recurring annual costs by approximately $15 to $20 million. The components of the program include changes to postretirement benefits other than pensions, an early retirement incentive program, a reduction in the annual cash incentive program and the elimination of the 2006 broad-based merit increase pool.

Amendment of Credit Facility

In June 2006, our revolving credit facility was amended and restated from a $200 million facility to a $400 million facility. Under the amended and restated facility, which we have guaranteed, Boardwalk Pipelines, Texas Gas and Gulf South may borrow each funds up to applicable certain sub-limits. Interest on amounts drawn under the credit facility is payable at a floating rate equal to an applicable spread per annum over the London Interbank Offered Rate (or LIBOR) or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. Under the terms of the agreement, each of the borrowers must maintain a minimum ratio, as of the last day of each fiscal quarter, of consolidated total debt to consolidated EBITDA (as defined in the agreement), measured for the preceding twelve months, of not more than five to one. As of September 19, 2006 we have drawn $60 million under this facility.

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. These risks are described under the caption “Risk Factors” beginning on page 18 or are included in our Annual Report on Form 10-K for the year ended December 31, 2005, as supplemented by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, each of which is incorporated herein by reference. These include, among others:

Risks Inherent in Our Business

•	We may not have sufficient available cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner.

•	Our natural gas transportation, gathering and storage operations are subject to FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines, including a reasonable return, and our ability to make distributions to you.

•	We are subject to laws and regulations relating to the environment which may expose us to significant costs, liabilities and loss of revenues. Any changes in such regulations or their application could negatively affect our results of operations.

•	Expansion projects and acquisitions involve risks that may adversely affect our business.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

•	Because of the natural decline in gas production from existing wells, our success depends on our ability to obtain access to new sources of natural gas, which is dependent on factors beyond our control. Any decrease in supplies of natural gas could adversely affect our business and operating results.

•	We may not be able to maintain or replace expiring gas transportation and storage contracts at favorable rates or at all.

•	We depend on certain key customers for a significant portion of our revenues. The loss of any of these key customers could result in a decline in our revenues.

•	Significant changes in natural gas prices could affect supply and demand, reducing system throughput and adversely affecting our revenues and cash available to make distributions to you.

Risks Inherent in an Investment in Us

•	Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Loews, as our controlling unitholder and the indirect owner of our general partner, has the power to appoint and remove our directors and management.

•	If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

•	Our general partner has call rights that may require you to sell your common units at an undesirable time or price.

•	Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, and public unitholders do not have sufficient voting power to remove our general partner without Loews’s consent, which could lower the trading price of our common units.

•	We may issue additional units without your approval, which would dilute your ownership interests.

•	Cost reimbursements due our general partner and its affiliates will reduce cash available for distribution to you.

Tax Risks

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash distributions to our unitholders would be substantially reduced.

•	Tax gain or loss on the disposition of our common units could be different than expected.

•	Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

•	The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

•	You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

Partnership Structure

General

We are a Delaware limited partnership formed in August 2005 to own and operate the business that was historically conducted by Boardwalk Pipelines and its subsidiaries, Texas Gas and Gulf South.

Upon completion of this offering:

•	Boardwalk Pipelines Holding Corp. (or BPHC), a wholly owned subsidiary of Loews, will own 53,256,122 common units and 33,093,878 subordinated units, representing an aggregate 79.6% limited partner interest in us;

•	Our general partner, Boardwalk GP, LP (or Boardwalk GP), will continue to own a 2% general partner interest in us and all of our incentive distribution rights, which entitle our general partner to an increasing percentage of the cash we distribute in excess of $0.4025 per unit per quarter; and

•	Our public unitholders will own 20,000,000 common units, representing a 18.4% limited partner interest in us.

Management and Ownership

Our general partner manages our operations and activities. As a limited partnership, Boardwalk GP does not have a board of directors and is managed by its general partner, Boardwalk GP, LLC, a Delaware limited liability company (or BGL). BGL has a board of directors. Loews indirectly owns 100% of the equity interests in BGL and Boardwalk GP. For information about the executive officers and directors of BGL, please read the information described under “Information We Incorporate By Reference.” Our general partner and its affiliates are entitled to be reimbursed for all direct and indirect expenses incurred on our behalf, including overhead allocated to us by Loews consistent with accounting and cost allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. Our general partner is also entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights.

Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or its directors.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 3800 Frederica Street, Owensboro, Kentucky, 42301, and our phone number is (270) 926-8686. Our website is located at http://www.boardwalkpipelines.com. We make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (or the SEC) available, free of charge, through our website, as soon as reasonably practicable. Information on our website or any other website, other than our SEC filings specifically listed under “Information We Incorporate By Reference” is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Organizational Chart

The following diagram depicts our simplified organizational structure after giving effect to this offering.

Ownership of Boardwalk Pipeline Partners, LP

Public Common Units	18.4%
Interest of Loews and subsidiaries:
Common Units	49.1%
Subordinated Units	30.5%
General Partner Interest	2.0%

100.0%

Summary of Conflicts of Interest and Fiduciary Duties

Boardwalk GP, as our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is indirectly owned by Loews, the officers and directors of BGL have fiduciary duties to manage the business of Boardwalk GP and BGL in a manner beneficial to Loews. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Restrictions on Ownership of Common Units

In order to comply with certain FERC rate-making policies applicable to entities like us that pass their taxable income through to their owners, we have adopted requirements regarding who can be our owners. Our partnership agreement requires that a transferee of common units, including the underwriters and those who purchase common units from the underwriters, properly complete and deliver to us a transfer application containing a certification as to a number of matters, including the status of the transferee, or all its owners, as being subject to United States federal income taxation on the income generated by us. In addition, our general partner may require any owner of our units to recertify its status as being subject to United States federal income taxation on the income generated by us. The form or forms used for any such recertification will be specified by our general partner and may be changed in any manner our general partner determines necessary or appropriate. If a transferee or other unitholder does not properly complete the transfer application or recertification, for any reason, the transferee or other unitholder will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter and we have the right to redeem such units at a price equal to the lower of the transferee’s purchase price or the then-current market price of such units, calculated in accordance with a formula specified in our partnership agreement. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. See “Description of the Common Units—Transfer of Common Units” and “The Partnership Agreement—Non-Taxpaying Assignees; Redemption.”

The Offering

Common units offered to the public	5,000,000 common units.

5,750,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	73,256,122 common units representing a 67.5% limited partner interest in us and 33,093,878 subordinated units representing a 30.5% limited partner interest in us.

If the underwriters exercise their option to purchase additional common units in full, the units outstanding after this offering will be 74,006,122 common units representing a 67.7% limited partner interest in us and 33,093,878 subordinated units representing a 30.3% limited partner interest in us.

Use of proceeds

We intend to use the estimated net proceeds of $134.0 million from this offering (assuming an offering price of $27.32 per common unit and after deducting underwriting discounts and estimated offering expenses) to finance a portion of the cost of expansion projects and to repay borrowings under our revolving credit facility that were used to finance a portion of such costs.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units will also be used to finance a portion of the cost of expansion projects or to repay borrowings under our revolving credit facility that were used to finance a portion of such costs.

Affiliates of certain of the underwriters participating in this offering are lenders under our revolving credit facility. Please read “Underwriting—Relationships.”

Cash distributions	The following summarizes our distribution history since our IPO:

•	We paid a prorated quarterly cash distribution of $0.179 for the fourth quarter of 2005, on February 23, 2006 for the period from November 15, 2005, the date of the closing of our IPO, through the end of the fourth quarter. On a full quarter, un-prorated basis, the distribution would have been $0.35 per unit, or $1.40 on an annualized basis.

•	We paid a quarterly cash distribution $0.36 per unit for the first quarter of 2006, or $1.44 on an annualized basis, on May 19, 2006.

•	We paid a quarterly cash distribution $0.38 per unit for the second quarter of 2006, or $1.52 on an annualized basis, on July 31, 2006.

In general, we pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the holders of common units, pro rata, and 2% to our general partner, until each common unit has received the minimum quarterly distribution of $0.35, plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units, pro rata, and 2% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.35; and

•	third, 98% to all common and subordinated unitholders, pro rata, and 2% to our general partner, until each common and subordinated unit has received a distribution of $0.4025.

If cash distributions exceed $0.4025 per unit in a quarter, our general partner will receive increasing percentages, up to 50% (including its 2% general partner interest), of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Our general partner currently holds all of the incentive distribution rights. Please read “How We Make Cash Distributions—Incentive Distribution Rights.”

Subordination period

During the subordination period, the subordinated units are not entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. The subordination period will end upon the earlier of:

•	the date two business days after:

•	we have paid quarterly distributions in the amount of at least $0.35 per common and subordinated unit for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date; and

•	the cash generated from our operations available to pay the distributions during the periods referred to above equaled on a quarterly basis at least $0.35 per common and subordinated unit on a fully diluted basis and on the 2% general partner interest;

•	the date two business days after:

•	we have paid quarterly distributions in the amount of at least $0.525 per common and subordinated unit for the four-quarter period immediately preceding that date; and

•	the cash generated from our operations available to pay the distributions during the period referred to above equaled on a quarterly basis at least $0.525 per common and subordinated unit on a fully diluted basis and on the 2% general partner interest; or

•	the date our general partner is removed as our general partner where cause (as defined in our partnership agreement) does not exist and no units held by our general partner and its affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. Please read “How We Make Cash Distributions—Subordination Period.”

Issuance of additional units

Our partnership agreement authorizes us to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Securities.”

Voting rights

Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Loews will own an aggregate of approximately 81.2% of our common and subordinated units (approximately 80.6% if the underwriters exercise their option to purchase additional common units in full). This gives Loews the practical ability to prevent removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Eligible Holders and redemption	Only Eligible Holders are entitled to receive distributions or be allocated income or loss from us. Eligible Holders are:

•	individuals or entities subject to United States federal income taxation on the income generated by us; or

•	entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation.

We have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common and subordinated units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lesser of the holder’s purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Please read “Description of the Common Units—Transfer of Common Units” and “The Partnership Agreement—Non-Taxpaying Assignees; Redemption.”

Call rights	Our general partner has the following call rights which it may assign to any of its affiliates:

•	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90 day period preceding the date such notice is first mailed; and

•	If (a) our general partner receives an opinion of outside counsel to the effect that our being a pass-through entity for federal income tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates we can charge our customers and (b) at such time our general partner and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and any other classes of our equity securities, then within 90 days of receiving such opinion, our general partner has the right, but not the obligation, to purchase all of the equity securities (including common units) not owned by it and its affiliates, at a purchase price equal to the average of the daily closing prices of the equity securities over the 180 days preceding the date three days before notice of exercise of the call right is first mailed.

Please read “The Partnership Agreement—Call Rights.”

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.52 per unit, we estimate that your average allocated federal taxable income per year will be no more than $0.30 per unit. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material tax consequences

For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Exchange listing	Our common units are listed on the New York Stock Exchange (or the NYSE) under the symbol “BWP.”

Summary Historical Financial and Operating Data

The table below presents summary historical financial and operating data for us, and our predecessor’s, Boardwalk Pipelines and Texas Gas, as of the dates and for the periods indicated. In connection with the consummation of our IPO, BPHC contributed all of the equity interests of Boardwalk Pipelines to us. This contribution was accounted for as a transfer of assets between entities under common control in accordance with SFAS No. 141, Business Combinations. Therefore, the results of Boardwalk Pipelines prior to November 15, 2005 have been combined with results subsequent to November 15, 2005 as our consolidated results for 2005. Boardwalk Pipelines was formed in April 2003 to acquire all of the outstanding capital stock of Texas Gas, the acquisition of which was completed on May 16, 2003 (or the TG-Acquisition). Because we had no assets or operations prior to our IPO, we refer to Boardwalk Pipelines as our predecessor and because Boardwalk Pipelines had no assets or operations prior to its TG-Acquisition, we refer to Texas Gas as their predecessor. The summary historical financial and operating data is derived from our historical consolidated financial statements and those of Boardwalk Pipelines and Texas Gas included elsewhere in this prospectus or incorporated by reference herein.

The TG-Acquisition was accounted for using the purchase method of accounting and, accordingly, the post-acquisition financial information included below reflects the allocation of the purchase price resulting from the acquisition. As a result, the financial statements of Texas Gas for the periods prior to May 16, 2003 are not directly comparable to our financial statements subsequent to that date. The consolidated financial and operating data have been separated by a bold black line separating our predecessor’s financial data from ours.

The acquisition of Gulf South by Boardwalk Pipelines in December 2004 (or the GS-Acquisition) was also accounted for using the purchase method of accounting. Accordingly, the post-acquisition financial information included below reflects the purchase. As a result, our results of operations for the year ended December 31, 2004 are not readily comparable with our results of operations for the year ended December 31, 2005.

Prior to converting to a limited partnership on November 15, 2005, Boardwalk Pipelines’ taxable income was included in the consolidated federal income tax return of Loews and Boardwalk Pipelines recorded a charge-in-lieu of income taxes pursuant to a tax sharing agreement with Loews. The tax sharing agreement required Boardwalk Pipelines to remit to Loews on a quarterly basis any federal income taxes as if it were filing a separate return. Boardwalk Pipelines and its subsidiaries were also included in the state franchise tax filings of BPHC. The franchise taxes were charged to, and recorded by, Boardwalk Pipelines and its subsidiaries pursuant to the companies’ tax sharing policy. Following our IPO, we and our subsidiaries no longer record a charge-in-lieu of income taxes or certain state franchise taxes incurred by BPHC and no longer participate in a tax sharing agreement with Loews or tax sharing policy with BPHC. One of our subsidiaries directly incurs some income-based state taxes which are accrued as Income Taxes and Charge-In-Lieu of Income Taxes on the Condensed Consolidated Statements of Income.

The following table presents a non-GAAP financial measure, EBITDA, which we use in our business. As used herein, EBITDA means earnings before interest, income taxes, and depreciation and amortization. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measure calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, each of which is incorporated by reference in this prospectus.

	Texas Gas			Boardwalk Pipeline Partners and Boardwalk Pipelines
	Year Ended December 31,		Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31,		Six Months Ended June 30,
	2001	2002			2004	2005	2005	2006
	(in thousands, except per unit data)
Statements of Income Data:
Operating Revenues:
Gas Transportation	$243,282	$247,458	$108,040	$132,830	$245,306	$505,148	$236,772	$256,402
Parking and Lending	842	13,204	3,582	5,863	8,182	21,426	13,076	22,931
Gas Storage	2,674	2,317	814	2,435	7,289	21,667	10,232	16,814
Other	4,787	3,695	1,011	1,732	2,844	12,225	8,564	6,961

Total operating revenues	251,585	266,674	113,447	142,860	263,621	560,466	268,644	303,108

Operating costs and expenses:
Operation and maintenance	53,479	51,389	16,097	25,430	48,336	174,641	67,628	75,160
Administrative and general	46,746	52,989	13,642	29,646	52,535	78,752	37,979	50,232
Depreciation and amortization	45,821	37,806	16,092	20,544	33,977	72,078	35,059	37,410
Taxes other than income taxes	11,712	16,033	6,077	10,690	19,044	27,361	14,559	12,014
Net (gain) loss on disposal of operating assets	—	(1,140)	(30)	—	—	(7,846)	484	(2,205)

Total operating costs and expenses	157,758	157,077	51,878	86,310	153,892	344,986	155,709	172,611

Operating income	93,827	109,597	61,569	56,550	109,729	215,480	112,935	130,497

Other deductions (Income):
Interest expense	21,678	20,490	7,392	19,368	30,081	60,069	29,739	30,847
Interest income	(36)	(5)	—	(205)	(352)	(1,480)	(746)	(1,242)
Interest income from affiliates	(3,434)	(1,468)	(1,965)	(21)	(375)	(2,186)	(957)	(7)
Miscellaneous other (income) expenses	4	(2,166)	(719)	(147)	(783)	(1,444)	(736)	(977)

Total other deductions	18,212	16,851	4,708	18,995	28,571	54,959	27,300	28,621

Income before income taxes	75,615	92,746	56,861	37,555	81,158	160,521	85,635	101,876
Income taxes and Charge in lieu of taxes	30,484	36,647	22,387	15,104	32,333	49,494	34,073	246
Elimination of cumulative deferred taxes	—	—	—	—	—	10,102	—	—

Net Income	$45,131	$56,099	$34,474	$22,451	$48,825	$100,925	$51,562	$101,630

						For the Period Nov. 15 – Dec. 31, 2005		For the Six Months ended June 30, 2006
Basic and diluted net income per limited partner unit:
Common and Subordinated Units						$0.35		$0.95

Other Financial Data:
Total capital expenditures, net of allowance for funds used during construction	$108,353	$27,448	$43	$34,749	$41,920	$82,955	$33,018	$51,021
EBITDA	$139,644	$149,569	$78,380	$77,241	$144,489	$289,002	$148,730	$168,884

	Texas Gas		Boardwalk Pipeline Partners and Boardwalk Pipelines
	Year Ended December 31,		Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Balance Sheet of Data (as of period end)
Property plant and equipment, net	$1,061,278	$1,085,526	$703,521	$1,842,123	$1,867,406	$1,847,034	$1,886,236
Total assets	1,396,519	1,412,148	1,238,627	2,472,140	2,465,491	2,447,215	2,446,439
Long term debt	250,174	249,781	548,115	1,106,135	1,101,290	1,100,886	1,101,694
Total stockholder’s equity	685,580	731,679	—	—	—	—	—
Total member’s equity	—	—	523,361	1,092,927	—	1,105,801	—
Total Partners’ capital	—	—	—	—	988,674	—	1,039,409

Operating Data (amounts in Tbtu):
Transportation volumes	709.8	669.5	662.0	675.4	1,343.7	676.3	660.6
Average daily transportation volumes	1.9	1.8	1.8	1.8	3.7	3.7	3.6
Average daily firm reserved capacity	2.1	2.2	2.2	2.2	5.0	4.8	5.4

Non-GAAP Financial Measure

EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess:

•	our financial performance without regard to financing methods, capital structure or historical cost basis;

•	our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

•	our operating performance and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business, without regard to financing methods and capital structure; and

•	the viability of acquisitions and capital expenditure projects.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets. We have included information concerning EBITDA because EBITDA provides additional information as to our ability to meet our fixed charges and EBITDA is presented solely as a supplemental measure. However, viewing EBITDA as an indicator of our ability to make cash distributions on our common units should be done with caution, as we might be required to conserve funds or to allocate funds to business or legal purposes other than making distributions. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. EBITDA is not necessarily comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, on a historical basis, as applicable, for each of the periods presented below:

	Texas Gas			Boardwalk Pipeline Partners and Boardwalk Pipelines
	Year Ended December 31,		Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31,		Six Months Ended June 30,		Three Months Ended June 30,
	2001	2002			2004	2005	2005	2006	2005	2006
	(in thousands)
Net income	$45,131	$56,099	$34,474	$22,451	$48,825	$100,925	$51,562	$101,630	$13,705	$31,900
Income taxes and Charge in lieu of taxes	30,484	36,647	22,387	15,104	32,333	49,494	34,073	246	9,088	246
Elimination of cumulative deferred taxes	—	—	—	—	—	10,102	—	—	—	—
Depreciation and amortization	45,821	37,806	16,092	20,544	33,977	72,078	35,059	37,410	17,864	18,727
Interest expense	21,678	20,490	7,392	19,368	30,081	60,069	29,739	30,847	15,074	15,215
Interest income	(3,470)	(1,473)	(1,965)	(226)	(727)	(3,666)	(1,703)	(1,249)	(1,147)	(705)

EBITDA	$139,644	$149,569	$78,380	$77,241	$144,489	$289,002	$148,730	$168,884	$54,584	$65,383

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus in evaluating an investment in our common units. In particular, you should read the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2005, as supplemented by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, each of which is incorporated herein by reference.

If any of the following risks or the risks described in the documents incorporated herein by reference were actually to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient available cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner.

We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the effects of competition on the rates we may charge for our transportation, gathering and storage services and the volumes of natural gas our customers transport or store;

•	the overall demand for natural gas in the markets we serve and the quantities of natural gas available for transport;

•	competition from alternative fuels;

•	regulatory action affecting the demand for natural gas, the supply of natural gas, the rates we can charge, how we contract for services, the services we offer, our existing contracts, our operating costs or operating flexibility;

•	weather conditions or force majeure events impacting the consumption of natural gas and weather-related and other natural disasters damaging our facilities and those of our customers and suppliers;

•	terrorist acts which could interrupt or otherwise adversely impact our operations and costs;

•	reduction in demand for natural gas caused by high natural gas prices;

•	successful development of LNG import terminals in the eastern or northeastern United States, which could reduce the need for gas transported on our pipeline systems;

•	difficulties in collecting our receivables (including loaned gas) because of credit or financial problems of major customers;

•	the level of our operating costs, including reimbursement of expenses to our general partner; and

•	prevailing economic and market conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

•	the level of capital expenditures we make;

•	the restrictions contained in our credit agreement and our debt service requirements;

•	the cost of acquisitions or expansion projects, if any;

•	fluctuations in our working capital needs;

•	the amount of fees and expenses we incur, including reimbursement of expenses to our general partner;

•	our ability to make working capital and other borrowings to make distributions to our unitholders; and

•	the amount, if any, of cash reserves established by our general partner in its discretion.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

The amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from financial reserves and working capital or other borrowings, and not solely on profitability, which is affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our natural gas transportation, gathering and storage operations are subject to FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines, including a reasonable return, and our ability to make distributions to you.

Action by FERC on currently pending matters as well as matters arising in the future could adversely affect our ability to establish rates, or to charge rates that would cover future increases in our costs, or even to continue to collect rates that cover current costs, including a reasonable return. We cannot assure you that we will be able to recover all of our costs through existing or future rates. An adverse determination in any future rate proceeding brought by or against Texas Gas or Gulf South could have a material adverse effect on our business, financial condition, results of operations and cash flows and ability to make distributions to you.

In a decision involving an oil pipeline limited partnership, BP West Coast Products, LLC v. FERC, the United States Court of Appeals for the District of Columbia Circuit vacated FERC’s Lakehead policy. In its Lakehead decision, FERC allowed an oil pipeline limited partnership to include in its cost of service an income tax allowance to the extent that its unitholders were corporations subject to income tax. In May 2005, FERC issued a statement of general policy, as well as an order on remand of BP West Coast. According to the policy statement, pipelines, including those organized as partnerships, can include in computing their cost of service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all entities or individuals owning public utility assets, if the pipeline establishes that the entities or individuals have an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. Although the new policy affords pipelines that are organized as pass-through entities an opportunity to recover a tax allowance, FERC has not indicated what is required to establish such actual or potential income tax liability for all owners. The new tax allowance policy as applied to the BP West Coast decision is subject to rehearing and possible further action by the United States Court of Appeals for the District of Columbia Circuit or another court on appeal. Further, application of FERC’s policy statement in individual cases may be subject to further FERC action or review in the appropriate Court of Appeals. Therefore, the ultimate outcome of these proceedings is not certain and could result in changes to FERC’s treatment of income tax allowances in cost of service. If Texas Gas or Gulf South were to file a rate case or if either were to be required to defend its rates, we would be required to establish pursuant to the new policy statement that the inclusion of an income tax allowance in our cost of service was just and reasonable. To establish that our tax allowance is just and reasonable, our general partner may elect to require owners of our units to recertify their status as being subject to United States federal income taxation on the income generated by us. See “Description of the Common Units—Transfer of Common Units” and “The Partnership Agreement—Non-Taxpaying Assignees; Redemption.” We can provide no assurance that the certification and re-certification procedures provided in our partnership agreement will be sufficient to establish that our unitholders, or our unitholders’ owners, are subject to United States federal income taxation on the income generated by us. If we are unable to establish that our unitholders, or our unitholders’ owners, are subject to United States federal income taxation on the income generated by us, FERC could disallow a substantial portion of Texas Gas’ or Gulf South’s income tax allowance. If FERC were to disallow a substantial portion of Texas Gas’ or Gulf South’s income tax allowance, it is likely that the level of maximum lawful rates could decrease from current levels. If the FERC policy is reversed or implemented in a manner that is disadvantageous to us, our general partner’s call right may be triggered. See “—Risks Inherent In An Investment In Us—Our general partner has call rights that may require you to sell your common units at an undesirable time or price.”

Risks Inherent in an Investment in Us

Loews and its affiliates may engage in competition with us.

Our partnership agreement does not prohibit Loews and its affiliates, other than our general partner, from owning and operating natural gas pipeline and storage assets or engaging in businesses that otherwise compete directly or indirectly with us. In addition, Loews may acquire, construct or dispose of additional midstream or other natural gas assets in the future, without any obligation to offer us the opportunity to purchase or construct any of these assets.

Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

Following this offering, a subsidiary of Loews will own 81.2% of the limited partner interests in us and will continue to own and control our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Loews. Furthermore, certain directors and officers of our general partner are directors or officers of affiliates of our general partner. Conflicts of interest may arise between Loews and its subsidiaries, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These potential conflicts include, among others, the following situations:

•	Loews and its affiliates may engage in competition with us.

•	Neither our partnership agreement nor any other agreement requires Loews or its affiliates (other than our general partner) to pursue a business strategy that favors us. Directors and officers of Loews and its affiliates have a fiduciary duty to make decisions in the best interest of Loews shareholders, which may be contrary to our interests.

•	Our general partner is allowed to take into account the interests of parties other than us, such as Loews and its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•	Some officers of our general partner who provide services to us may devote time to affiliates of our general partner and may be compensated for services rendered to such affiliates.

•	Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. By purchasing common units, unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law.

•	Our general partner determines the amount and timing of asset purchases and sales, borrowings, repayments of indebtedness, issuances of additional partnership securities and cash reserves, each of which can affect the amount of cash that is available for distribution to our unitholders.

•	Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is for maintenance, which reduces operating surplus, or a capital improvement expenditure, which does not. Such determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units.

•	In some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•	Our general partner determines which costs, including allocated overhead, incurred by it and its affiliates are reimbursable by us.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf, and provides that reimbursement to Loews for amounts allocable to us consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices is deemed fair and reasonable to us.

•	Our general partner intends to limit its liability regarding our contractual obligations.

•	Our general partner may exercise its rights to call and purchase (1) all of our common units if at any time it and its affiliates own more than 80% of the outstanding common units or (2) all of our equity securities (including common units) if it and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and any other classes of equity securities and it receives an opinion of outside legal counsel to the effect that our being a pass-through entity for tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates we can charge our customers.

•	Our general partner controls the enforcement of obligations owed to us by it and its affiliates.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Loews, as our controlling unitholder and the indirect owner of our general partner, has the power to appoint and remove our directors and management.

Because Loews indirectly owns 100% of our general partner, it has the ability to elect all the members of the board of directors of our general partner. Our general partner has control over all decisions related to our operations. Because the subsidiary of Loews also holds a majority of the common units, our public unitholders do not have an ability to influence any operating decisions and are not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of Loews and its subsidiary relating to us may not be consistent with those of a majority of the public unitholders.

If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

In order to comply with certain FERC rate-making policies applicable to entities that pass their taxable income through to their owners, we have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. Please see “Description of the Common Units—Transfer of Common Units.” If you are not a person who meets the requirements to be an Eligible Holder, you will not receive distributions or allocations of income and loss on your units and you run the risk of having your units redeemed by us at the lower of your purchase price or the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Our general partner has call rights that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90 day period preceding the date such notice is first mailed. Following this offering, affiliates of our general partner will own approximately 50.1% of the common units (approximately 48.7% if the underwriters exercise their option to purchase additional common units in full). If the subordinated units were to convert into common units, affiliates of our general partner would own approximately 81.2% of the common units (approximately 80.6% if the underwriters exercise their option to purchase additional common units in full). In addition, if (1) our general partner receives an opinion of outside counsel to the effect that our being a pass-through entity for federal income tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates which we can charge our customers and (2) at such time our general partner and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and any other outstanding classes of equity securities, then within 90 days of receiving such opinion, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the equity securities (including the common units) held by unaffiliated persons at a price equal to the average of the daily closing prices of the equity securities over the 180 days preceding the date three days before notice of exercise of the call right is first mailed.

As a result, you may be required to sell your common units at an undesirable time or, because of the manner in which the purchase price is determined, at a price less than the then current market price of the common units, and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call rights. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units or other equity securities and exercising its call right. If our general partner exercised its call rights, the effect would be to take us private. For additional information about the call rights, please read “The Partnership Agreement—Call Rights.”

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity will be made by a majority of the owners of our general partner, and not by the board of directors of our general partner. Examples of these kinds of decisions include the exercise of its call rights, its voting rights with respect to the units it owns and its registration rights and the determination of whether to consent to any merger or consolidation of the partnership;

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were in the best interests of the partnership;

•	generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. Please read “Description of the Common Units—Transfer of Common Units.”

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, and public unitholders do not have sufficient voting power to remove our general partner without Loews’s consent, which could lower the trading price of our common units.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen entirely by its owners and not by the unitholders. Furthermore, even if our public unitholders are dissatisfied with the performance of our general partner, they, practically speaking, have no ability to remove our general partner. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our unitholders are unable to remove our general partner without Loews’s consent because Loews owns a sufficient number of common and subordinated units to be able to prevent removal of our general partner. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Loews will own approximately 81.2% of our common and subordinated units (approximately 80.6% if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by our general partner and its affiliates are voted in favor of that removal, all subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of poor or negligent management of the business.

Absent the consent of our general partner, our operations are limited to our current line of business, which could prevent us from diversifying our assets and our operations.

Our partnership agreement limits our business to the ownership and operation of natural gas pipelines and storage facilities and all other activities now and in the future customarily conducted in connection with that business. As a result, if our current business declines or if for any other reason we want to change or diversify our business, we will be unable to do so without the approval of our general partner, acting in its individual capacity. This could result in a decline in our business operations and a reduction in our ability to make distributions to you.

We may issue additional units without your approval, which would dilute your ownership interests.

At any time, subject to the limitations imposed by the New York Stock Exchange, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. The issuance by us of additional common units or other equity securities will have the following effects:

•	the ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit may decrease;

•	if a lower percentage of total outstanding units is subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of common or subordinated unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting common or subordinated unitholders’ ability to influence the manner or direction of management.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make distributions to you.

We are a partnership holding company and our operating subsidiaries, Texas Gas and Gulf South, conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations, including FERC policies.

Our credit agreement contains operating and financial restrictions that may limit our business and financing activities.

The operating and financial restrictions and covenants in our credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our credit agreement restricts or limits our ability to:

•	make distributions if any default or event of default occurs;

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain loans or investments;

•	make any material change to the nature of our business, including consolidations, liquidations and dissolutions; or

•	enter into a merger, consolidation, sale and leaseback transaction or sale of assets.

Our ability to comply with the covenants and restrictions contained in our credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreement, a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

Restrictions in our credit agreement could limit our ability to make distributions upon the occurrence of certain events.

Our credit agreement limits our ability to make distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure to perform or otherwise comply with the covenants in the credit agreement or in other loan documents, subject to applicable grace periods;

•	default by us or any of our subsidiaries on the payment of any other indebtedness in excess of $25.0 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

•	a bankruptcy or insolvency event involving us, our general partner or any of our subsidiaries;

•	the entry of, and failure to pay, one or more adverse judgments in excess of a specified amount for which enforcement proceedings are brought or that are not stayed pending appeal;

•	a change in control of us;

•	a judgment default or a default under any material agreement if such default could have a material adverse effect on us;

•	the invalidity or unenforceability of any material provision in our credit agreement or related documents; and

•	the occurrence of certain events with respect to employee benefit plans subject to ERISA.

Any subsequent refinancing of our current debt or any new debt could have similar or more restrictive provisions. For more information regarding our credit agreement, please read Item 2.03 “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant” appearing in our Current Report on Form 8-K filed July 5, 2006, which is incorporated by reference in this prospectus.

Cost reimbursements due our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on the common units, we will reimburse our general partner which, in turn, will reimburse its affiliates for all expenses they incur on our behalf, including allocated overhead. These amounts will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us, and overhead allocated to us by Loews in amounts allowable, consistent with accounting and allocation methodologies generally permitted by FERC for rate making purposes and past business practices. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.” The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make distributions to you.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the states in which we do business. You could have unlimited liability for our obligations if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (or the Delaware Act), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Loews to transfer its equity interest in our general partner to a third party. The new equity owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to influence the decisions taken by the board of directors and officers of our general partner.

Our common units have a limited trading history and a limited trading volume compared to other units representing limited partner interests.

Our common units are traded publicly on the NYSE under the symbol “BWP.” However, our common units have a limited trading history and daily trading volumes for our common units are, and may continue to be, relatively small compared to many units representing limited partner interests of other publicly traded partnerships quoted on the NYSE. This offering may not increase the trading volume for our common units, and the price of our common units may, therefore, be volatile.

The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	loss of a large customer;

•	regulatory action that adversely affects our rates or the services we provide;

•	the adoption of new laws or regulations affecting us or adverse interpretation and application of existing laws or regulations affecting us;

•	announcements by us or our competitors of significant expansion projects or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Tax Risks

In addition to reading the following risk factors and the risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, you should read “Material Tax Consequences” for a more complete discussion of the material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash distributions to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of the common units.

Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to a material amount of entity-level taxation. In addition several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other form of taxation. Imposition of such a tax on us will reduce the cash available for distribution to you.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to a material amount of entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

Tax gain or loss on the disposition of our common units could be different than expected.

If our unitholders sell their common units, such unitholders will recognize gain or loss equal to the difference between the amount realized and such unitholder’s tax basis in those common units. Prior distributions to our unitholders in excess of the total net taxable income our unitholders were allocated for a common unit, which decreased such unitholder’s tax basis in that common unit, will, in effect, become taxable income to such unitholders if the common unit is sold at a price greater than the tax basis in that common unit, even if the price our unitholders receive is less than their original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to our unitholders. In addition, upon a unitholder’s sale of units, such unitholder may incur a tax liability in excess of the amount of cash it receives from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for tax purposes.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We conduct business in twelve states. We may own property or conduct business in other states or foreign countries in the future. It is our unitholders’ responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $134.0 million (after deducting underwriting discounts and commissions, and estimated offering expenses of approximately $1.2 million) from the sale of 5,000,000 common units offered by this prospectus. We base this amount on the public offering price of $27.32 per common unit, the last reported sales price of our common units on the NYSE on September 19, 2006. We expect to receive approximately $2.8 million from the related capital contribution by our general partner to maintain its 2.0% general partner interest in us.

We intend to use the net proceeds from this offering, together with amounts contributed by our general partner to maintain its 2% interest, to fund a portion of the cost of our expansion projects described elsewhere in this prospectus and to repay borrowings under our revolving credit facility that were used to fund such costs.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds of such purchase, together with amounts contributed by our general partner to maintain its 2% interest, to fund a portion of the cost of our expansion projects described elsewhere in this prospectus and to repay borrowings under our revolving credit facility that were used to fund such costs.

The current amount outstanding under our revolving credit facility, as of September 19, 2006, was $60.0 million. Interest on amounts drawn under the credit facility is payable at a floating rate equal to an applicable spread per annum over LIBOR or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. As of September 19, 2006, the interest rate under our revolving credit facility was 5.73%. Our revolving credit facility has a maturity date of June 29, 2011. Affiliates of certain of the underwriters participating in this offering are lenders under our revolving credit facility. Please read “Underwriting—Relationships.”

We expect to fund the balance of the cost of our expansion projects with a combination of borrowings under our revolving credit facility, proceeds from sales of our debt and equity securities and cash flow from operations.

An increase or decrease in the assumed public offering price by $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts and commissions but before deducting estimated offering expenses, to increase or decrease by approximately $5.0 million (or approximately $5.75 million assuming full exercise of the underwriters’ option to purchase additional common units).

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of June 30, 2006 on:

•	a consolidated historical basis; and

•	a pro forma basis to give effect to this offering of common units and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”

This table is derived from, and should be read together with, the historical financial statements and the accompanying notes included elsewhere in this prospectus or incorporated by reference in this prospectus. You should also read this table in conjunction with “Use of Proceeds” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” appearing in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, each of which is incorporated by reference in this prospectus. This table does not reflect the issuance of up to an additional 750,000 common units that we may sell to the underwriters upon exercise of their option to purchase additional common units.

	As of June 30, 2006
	Historical	Pro Forma
	(in thousands)
Cash and cash equivalents (a)	$57,839	$194,633

Revolving credit facility (a)	—	—
Long-term debt:
Boardwalk Pipelines:
5.20% Notes due 2018	185,000	185,000
5.50% Notes due 2017	300,000	300,000
Texas Gas:
7.25% Debentures due 2027	100,000	100,000
4.60% Notes due 2015	250,000	250,000
Gulf South:
5.05% Notes due 2015	275,000	275,000
Unamortized debt discount	(8,306)	(8,306)

Total debt	$1,101,694	$1,101,694

Partners’ Capital:
Boardwalk Pipeline Partners, LP:
Held by public:
Common units	283,290	417,324
Held by our general partner and its affiliates:
Common units	452,631	452,631
Subordinated units	281,269	281,269
General partner interest	17,579	20,339
Accumulated other comprehensive income	4,640	4,640

Total partners’ capital	1,039,409	1,176,203

Total capitalization	$2,141,103	$2,277,897

(a)	Assumes that the net proceeds of this offering are applied to repay all outstanding borrowings under our revolving credit facility. As of September 19, 2006, there was $60.0 million outstanding under our revolving credit facility. Net proceeds in excess of the amount outstanding under our revolving credit facility as of June 30, 2006 are reflected in cash and cash equivalents.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of September 8, 2006, there were 68,256,122 common units outstanding, held by approximately 13,000 holders, including common units held in street name and by a subsidiary of Loews. Our common units are traded on the NYSE under the symbol “BWP.”

As of September 19, 2006, there were 33,093,878 subordinated units outstanding held by a subsidiary of Loews. The subordinated units are not publicly traded.

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the NYSE Composite Transactions Tape, and quarterly cash distributions paid per unit. The last reported sales price of our common units on the NYSE on September 19, 2006 was $27.32 per unit.

	Sales price range per limited partnership unit		Cash distributions per unit (a)
	High	Low
Year ended December 31, 2005
Fourth quarter (b)	$19.23	$17.58	$0.179	(c)
Year ending December 31, 2006
First quarter	$22.00	$17.98	$0.36
Second quarter	25.18	20.90	0.38
Third quarter (through September 14, 2006)	29.00	23.63

(a)	Represents cash distributions attributable to the quarter and declared and paid or to be paid within 60 days after quarter end. We paid cash distributions to our general partner with respect to its 2% general partner interest of $369,824 for the period from November 15, 2005 through December 31, 2005, $744,612 for the period from January 1, 2006 through March 31, 2006 and $785,979 for the period from April 1, 2006 through June 30, 2006.
(b)	For the period from November 15, 2005 through December 31, 2005.
(c)	The distribution for the fourth quarter of 2005 represents a pro-rated distribution of $0.35 per common and subordinated unit for the period from November 15, 2005, the date of the closing of our IPO of common units, through December 31, 2005.

Distributions of Available Cash

Please read “How We Make Cash Distributions” for information on our cash distribution policy.

HOW WE MAKE CASH DISTRIBUTIONS

General

Rationale for our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash surplus rather than our retaining it. Our available cash includes cash generated from the operation of our assets and business as described elsewhere in this prospectus. Our cash distribution policy is consistent with the terms of our partnership agreement which require us to distribute available cash to unitholders on a quarterly basis.

Limitations on Our Ability to Make Quarterly Distributions

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•	Other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to our general partner’s broad discretion to establish reserves and other limitations, our unitholders have no contractual or other legal right to receive distributions.

•	Our general partner has broad discretion to establish reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction of our distributions.

•	Our pipeline subsidiaries are regulated by FERC which places restrictions on various types of cash management programs employed by companies in the energy industry, including Gulf South and Texas Gas. FERC may preclude or limit natural gas companies from participating in such cash management programs unless the parent company and its FERC-regulated affiliates maintain investment-grade credit ratings. If we and our FERC regulated pipelines do not maintain an investment grade credit rating then Gulf South and Texas Gas could be precluded from making cash distributions to us, which would have an adverse effect on our ability to make distributions to you.

•	Our credit agreement requires us, generally, to maintain a ratio of total indebtedness to Consolidated EBITDA (as defined in our credit agreement) of no more than 5.00 to 1.00 and a ratio of Consolidated EBITDA to cash interest expense of not less than 3.00 to 1.00. In addition, a default by us on the payment of any indebtedness in excess of $25 million constitutes an event of default under our credit agreement and would result in our being prohibited from making distributions. Should we be unable to satisfy these restrictions or another default or event of default occurs and is continuing under our credit agreement, we would be prohibited from making a distribution to you notwithstanding our stated distribution policy.

•	Even if our cash distribution policy is not modified, the amount of distributions we pay and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors that would adversely affect us. See “Risk Factors” for information regarding the factors.

•	Although our partnership agreement requires us to distribute our available cash, our partnership agreement may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of nonaffiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. At the closing of this offering, Loews and its subsidiaries will own approximately 72.7% of the outstanding common units (72.0% if the underwriters exercise their option to purchase additional common units) and 100% of the outstanding subordinated units.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations, including the effect of FERC policies on our regulated pipelines.

Our Cash Distribution Policy May Limit Our Ability to Grow

Because we intend to distribute the majority of the cash generated from our business to our unitholders, we will in large part rely upon external financing sources, including borrowings and issuances of debt and equity securities, to fund our acquisition and capital improvement expenditures. If we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow.

Operating Surplus and Capital Surplus

Overview

All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Available Cash

We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; and

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

General Partner Interest and Incentive Distribution Rights

As of the date of this offering, our general partner is entitled to 2% of all quarterly distributions that we make prior to our liquidation. This general partner interest is represented by 2,068,367 general partner unit equivalents. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner has stated that it intends to exercise such right. Following such contribution there will be a total of 2,170,408 general partner unit equivalents. The general partner’s 2% interest in our distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.4025 per unit. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest, and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on Common or Subordinated Units that it owns. Please read “— Incentive Distribution Rights” for additional information.

Definition of Operating Surplus

We define operating surplus in the glossary, and for any period it generally means:

•	our cash balance on the closing date of our IPO, which was approximately $33 million; plus

•	$75 million; plus

•	all of our cash receipts after the closing of our IPO, excluding cash from (i) borrowings that are not working capital borrowings, (ii) sales of equity and debt securities and (iii) sales or other dispositions of assets outside the ordinary course of business; plus

•	interest (after giving effect to our interest rate swap agreements) paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date it is abandoned or disposed of; plus

•	interest (after giving effect to our interest rate swap agreements) paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to above; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures (as defined below) after the closing of our IPO; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $75 million of cash we receive from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus.

We define operating expenditures in the glossary, and it generally means all of our expenditures, including, but not limited to, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, provided that operating expenditures do not include:

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	capital improvement expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each.

Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but capital expenditures for acquisitions and capital improvements do not. Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the operating capacity of or sales generated by existing assets and extend their useful lives. Maintenance capital expenditures include expenditures required to maintain equipment reliability, storage and pipeline integrity and safety and to address environmental regulations. Capital improvement expenditures include expenditures to acquire assets to grow our business and to expand existing pipeline delivery capacity, such as projects that increase operating capacity by increasing volume throughput or storage capacity or increase cash flow. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. The officers and directors of our general partner determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and capital improvement expenditures.

Definition of Capital Surplus

We also define capital surplus in the glossary, and it is generally generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $75 million in addition to our cash balance on the closing date of our IPO, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at the closing of our IPO that is available for distribution to our unitholders. Rather, it is a provision that enables us, if we choose, to distribute as operating surplus up to $75 million of cash we receive following the date of our IPO from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define in the glossary, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Loews owns all the 33,093,878 outstanding subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units are not entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will accrue on or be paid on the subordinated units. The purpose of the subordination period is to increase the likelihood that during this period there will be sufficient available cash to pay the minimum quarterly distribution on the common units.

Definition of Subordination Period

The subordination period will end and each subordinated unit will convert into a common unit on the second day after each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units during those periods on a fully diluted basis and on the related general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Alternatively, the subordination period will end and each subordinated unit will convert into a common unit, even if the tests above have not been met, on the second day after the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded $0.5250 per quarter (150% of the minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $0.5250 (150% of the minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted basis and on the related general partner interest during that period; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Further, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Definition of Adjusted Operating Surplus

We define adjusted operating surplus in the glossary, and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units and the general partner interest in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common units;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.5250 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common unitholders. The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner up to and above the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.3500	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.5250	75%	25%
Thereafter	above $0.5250	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our IPO, which is a return of capital. The initial public offering price in our IPO less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, each target distribution level and the unrecovered initial unit price would each be reduced to 50% of its initial level. If we combine our common units into fewer units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

The amount of distributions paid under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights, currently owned by our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price for that common unit;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price for that subordinated unit; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentages set forth above are based on the assumptions that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

The percentages set forth in the first and second bullet points above for our general partner are based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units by beneficial owners of 5% or more of the common or subordinated units, by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group. The percentages in the table give effect to the issuance of units in this offering, but assume that the underwriters’ option to purchase additional common units is not exercised.

Name of Beneficial Owner	Common Units to be Beneficially Owned		Percentage of Common Units to be Beneficially Owned	Subordinated Units to Be Beneficially Owned	Percentage of Subordinated Units to Be Beneficially Owned	Percentage of Total Units to Be Beneficially Owned
Boardwalk Pipelines Holding Corp. (1)	53,256,122		72.7%	33,093,878	100%	81.2%
Loews Corporation (2)	53,256,122		72.7%	33,093,878	100%	81.2%
Rolf A. Gafvert	—		—	—	—	—
H. Dean Jones II	—		—	—	—	—
Jamie L. Buskill	—		—	—	—	—
Arthur L. Rebell	36,583		*	—	—	—
Steven A. Barkauskas	—		—	—	—	—
Thomas E. Hyland	5,500		*	—	—	—
Mark L. Shapiro	10,500		*	—	—	—
Andrew H. Tisch	18,550	(3)	*	—	—	—
Jonathan E. Nathanson	10,000		—	—	—	—
All directors and executive officers as a group (9 persons)	62,583		*	—	—	—

(*)	Less than one percent (1%).
(1)	The address of BPHC is 3800 Frederica Street, Owensboro, Kentucky 42301.
(2)	Loews Corporation is the parent company of BPHC and may, therefore, be deemed to beneficially own the units held by BPHC. The address of Loews is 667 Madison Avenue, New York, New York 10021.
(3)	Represent one quarter of the number of units owned by a general partnership in which a one-quarter interest is held by a trust of which Mr. Tisch is managing trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, an affiliate of our general partner will own 53,256,122 common units and 33,093,878 subordinated units representing an 79.6% limited partner interest in us (approximately 79.0% if the underwriters exercise their option to purchase additional common units in full). In addition, our general partner will continue to own the 2% general partner interest in us and all of the incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with our ongoing operations and liquidation.

Operational Stage

Distributions of available cash to our general partner and its affiliates

We generally make cash distributions 98% to all unitholders, including affiliates of our general partner (as the holders of an aggregate of 53,256,122 common units and all of the subordinated units), and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled in respect of its incentive distribution rights to increasing percentages of the distributions, up to 50% (including distributions on the 2% general partner interest) of the distributions above the highest target level.

Payments to our general partner and its affiliates

Our general partner and its affiliates are reimbursed for expenses incurred on our behalf, including overhead allocated to us by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. Our partnership agreement provides that our general partner determines the amount of these expenses.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

We, our general partner, our subsidiaries and other subsidiaries of Loews entered into the various documents and agreements that effected our formation transactions and the application of the proceeds of our IPO. These agreements are not the result of arm’s-length negotiations, and they and the transactions that they provide for are not and may not be effected on terms at least as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties.

Services Agreements

Loews provides a variety of corporate services to us and our subsidiaries under Service Agreements. Services provided by Loews include, among others, information technology, tax, risk management, internal audit and corporate development services. Loews charges us based on the actual time spent by Loews personnel performing these services, plus related expenses.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to subsidiaries of Loews. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to our unitholders and us.

Whenever a conflict arises between our general partner or its affiliates, including Loews, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, including Loews, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner or those activities incidental to its ownership of interests in us. Except as provided in our partnership agreement, Loews and other affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Our general partner is allowed to take into account the interests of parties other than us in resolving conflicts.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call rights, its voting rights with respect to the units it owns, and its registration rights and its determination whether to consent to any merger or consolidation of the partnership.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of the partnership;

•	generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be fair and reasonable to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is fair and reasonable, our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors acted in bad faith or engaged in fraud or willful misconduct.

Actions taken by our general partner may affect the amount of cash distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner or its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us, including overhead allocated to us by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. Our partnership agreement provides that our general partner determines in good faith the expenses that are allocable to us and that reimbursement of overhead to Loews as described above is fair and reasonable to us. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner or its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, the amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with Loews or any of its other affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner or its affiliates are or will be the result of arm’s-length negotiations.

Our partnership agreement generally provides that any affiliate transaction, such as an agreement, contract or arrangement between us and our general partner or its affiliates, must be:

•	on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner determines, in good faith, the terms of any of these transactions.

Our general partner and its affiliates have no obligation to permit us to use any of their facilities or assets, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that were more favorable had the limitation on liability not been included.

Common units are subject to our general partner’s call rights.

Our general partner may exercise its rights to call common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Call Rights.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner or its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner or its affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner or its affiliates. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner or its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, eliminate, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of parties other than when resolving conflicts of interest. Without such modifications, such transactions could result in violations of our general partner’s state law fiduciary duty standards, and our general partner’s ability to make decisions involving conflicts of interest would be restricted. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial to its owners and fiduciary duties to manage us in a manner beneficial to you. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those modifications, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of parties other than us when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These provisions reduce the standards to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest not approved by a vote of unitholders or approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee or the common unitholders and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These provisions reduce the standards to which our general partner would otherwise be held.

Our partnership agreement provides that the allocation of overhead costs to us by our general partner and its affiliates (including Loews) consistent with then-applicable accounting and allocation methodologies generally permitted by FERC for rate-making purposes (or in the absence of then-applicable methodologies permitted by FERC, consistent with the most-recently applicable methodologies) and past business practices shall be deemed to be fair and reasonable to us.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of a partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by our partnership agreement, including the provisions discussed above. Please read “Description of the Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign the partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers and directors, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless these persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933 (or the Securities Act), in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of common and subordinated units are entitled to participate in partnership distributions and are entitled to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer and Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the proper completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	executes and agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to the officers of our general partner and any liquidator of us as specified in our partnership agreement;

•	gives the consents, covenants, representations and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we entered into in connection with our formation and our IPO; and

•	certifies:

°	that the transferee is an individual or is an entity subject to United States federal income taxation on the income generated by us; or

°	that, if the transferee is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a properly completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a properly completed transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes;

•	may not receive some federal income tax information or reports furnished to record holders of common units; and

•	will have no voting rights;

unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and deliver a properly completed transfer application to the transfer agent. Please read “The Partnership Agreement—Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

We were organized on August 4, 2005 and have a perpetual existence.

Purpose

Our purpose under our partnership agreement is limited to any business activities that relate to the business of gathering, transmitting by pipeline or storing natural gas (either in gaseous or liquid form) (the “transmission business”) or activities now or hereafter customarily conducted in conjunction with the transmission business, that are approved by our general partner in its sole discretion, and any other business that is approved by our general partner, in its sole discretion, and in any event that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner, in its individual capacity, has the power to expand our purpose to activities other than those that relate to the transmission business or activities now or hereafter customarily conducted in conjunction with the transmission business, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. However, any decision by our general partner to cause us or our subsidiaries to invest in activities will be subject to its fiduciary duties as modified by our partnership agreement. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application and certification grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the limited partner vote specified below. Various matters require the approval of a “unit majority,” which means:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

By virtue of the exclusion of those common units held by our general partner and its affiliates from the required vote, and by their ownership of all of the subordinated units, during the subordination period our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment which requires a unit majority.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and our limited partners.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional units	No approval required.

Amendment of our partnership agreement

Certain amendments may be made by our general partner without the approval of the limited partners. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Sale, or Other Disposition of Assets.”

Continuation of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of our general partner

Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2015 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner

Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including common and subordinated units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us, without a vote of our limited partners, to an affiliate or to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2015. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights

Except for transfers to an affiliate or to another person in connection with our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2015. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right of, or exercise of the right by, the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would additionally extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Unlawful Partnership Distribution

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

We conduct business in 12 states. We may conduct business in other states in the future. Maintenance of our limited liability as a limited partner of Boardwalk Pipelines may require compliance with legal requirements in the jurisdictions in which Boardwalk Pipelines conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in Boardwalk Pipelines or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right of, or exercise of the right, by the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to our common units.

Our general partner’s 2% interest in us is represented by unit equivalents for allocation and distribution purposes. Upon issuance of additional partnership securities, our general partner will have the right, but not the obligation, to make additional capital contributions to us in exchange for a proportionate number of general partner unit equivalents, to the extent necessary to maintain its general partner interest of the total units and unit equivalents outstanding prior to the issuance at the same percentage level. Our general partner’s 2% interest in us will thus be reduced if we issue additional partnership securities in the future and our general partner does not elect to maintain its 2% general partner interest. In addition, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities to the extent necessary to maintain its and its affiliates’ percentage interest in us, whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, BPHC will own 81.2% of the outstanding units (approximately 80.6% if the underwriters exercise their option to purchase additional common units in full).

No Limited Partner Approval

Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, Boardwalk Pipelines, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (or ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Limited Partner Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners. Finally, our general partner may consummate any merger without the prior approval of our limited partners if we are the surviving entity in the transaction, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction and our general partner has received an opinion of counsel regarding certain limited liability and tax matters.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The limited partners are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the limited partners. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own 81.2% of the outstanding common and subordinated units, in the aggregate (approximately 80.6% if the underwriters exercise their option to purchase additional common units in full).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units with a value equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to it, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual), or

•	another entity in connection with the merger or consolidation of our general partner with or into such other entity or the transfer by our general partner of all or substantially all of its assets to such other entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to September 30, 2015 without the approval of the holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner, its affiliates or a subsequent holder may transfer their incentive distribution rights to an affiliate of the holder (other than an individual) or to another entity as part of the merger or consolidation of such holder with or into such entity, the sale of all of the ownership interest in such holder or the sale of all or substantially all of such holder’s assets to such entity without the prior approval of the unitholders. Prior to September 30, 2015, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after September 30, 2015, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Boardwalk GP as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed without cause and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Call Rights

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons. Following this offering, affiliates of our general partner will own approximately 72.7% of the common units (approximately 72.0% if the underwriters exercise their option to purchase additional common units in full). If the subordinated units were to convert into common units, affiliates of our general partner would own approximately 81.2% of the common units (approximately 80.6% if the underwriters exercise their option to purchase additional common units in full).

The purchase price in the event of such an acquisition will be the greater of:

(1)	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed; and

(2)	the highest price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities.

In addition, if (a) our general partner receives an opinion of outside counsel to the effect that our being a pass-through entity for federal income tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries that are regulated interstate natural gas pipelines and (b) at such time our general partner and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and other equity securities, then within 90 days of receiving such opinion our general partner will have the right, which it may assign to any of its affiliates or us, but not the obligation, to acquire all, but not less than all, of the equity securities units held by unaffiliated persons.

The purchase price in the event of such an acquisition will be equal to the average of the daily closing prices of the equity securities over the 180 days preceding the date three days before the date on which our general partner first mails notice of its election to purchase the equity securities.

The call rights are exercisable by our general partner, acting in its individual capacity, and may be assigned to its affiliates.

As a result of our general partner’s rights to purchase outstanding units, a holder of units may have his units purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of these call rights are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Common Units.”

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries that are regulated interstate natural gas pipelines, or in order to reverse an adverse determination that has occurred regarding such maximum rates, transferees (including purchasers from the underwriters in this offering) are required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•	that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder:

•	fails to furnish:

•	a transfer application containing the required certification; or

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification; then

we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by such unitholder. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be the lesser of:

(1) the price paid by such unitholder for the relevant unit; and

(2) the current market price as of the date three days before the date the notice is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of assignees who are not Eligible Holders, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The unit equivalents representing the general partner interest are unit equivalents for distribution and allocation purposes, do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substituted limited partner at the written direction of the assignee. Please read “—Meetings; Voting.” Transferees who do not execute and deliver a transfer application and certification will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations, or reports furnished to holders of common units. Please read “Description of the Common Units—Transfer of Common Units.”

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any of their affiliates; or

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to us by Loews. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available (by posting on our website or other reasonable means) to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Boardwalk GP as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, BPHC will continue to hold an aggregate of 53,256,122 common units and 33,093,878 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the securities for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, the officers and directors of our general partner, our general partner and its affiliates have agreed not to sell any common units for a period of 90 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. Vinson & Elkins L.L.P. is of the opinion that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating partnership will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

•	neither we nor our operating partnership will elect to be treated as a corporation; and

•	for each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Boardwalk Pipeline Partners, LP will be treated as partners of Boardwalk Pipeline Partners, LP for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Boardwalk Pipeline Partners, LP for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Boardwalk Pipeline Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2009, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures (including the prospective 2007 placed in service date of the East Texas and Mississippi pipeline expansion), cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective U.S. federal income tax rate for individuals is currently 35.0% and the maximum U.S. federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than twelve months at the time of disposition.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have adopted), Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built–in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built–in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and our current unitholders. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Boardwalk GP as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in Alabama, Arkansas, Florida, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Ohio, Tennessee and Texas. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

UNDERWRITING

                                              are acting as book-running managers and representatives of the underwriters. Under the terms of an underwriting agreement, a form of which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the number of common units opposite its name below.

Underwriters	Number of Common Units

Total	5,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the common units offered hereby if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in the condition of us or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We have been advised by the underwriters that they propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to selected dealers, which may include the underwriters, at this price to the public less a selling concession not in excess of $ per common unit. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $ per common unit to certain brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us, other than underwriting discounts and commissions, are estimated to be approximately $1.2 million.

Option to Purchase Additional Common Units

We have granted to the underwriters an option exercisable for 30 days after the date of this prospectus to purchase from time to time up to an aggregate of 750,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus. This option may be exercised if the underwriters sell more than 5,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the table above.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of our general partner, have agreed not to, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common units or any securities that may be converted into or exchanged for any common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus other than permitted transfers, without the prior written consent of the representatives.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Indemnification

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase, which creates a syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

Our common units are listed on the NYSE under the symbol “BWP.”

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services in the ordinary course of business with us and our affiliates, including Loews, for which they received or will receive customary compensation.

NASD Conduct Rules

Because the National Association of Securities Dealers, Inc. (or the NASD) views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP.

EXPERTS

The consolidated financial statements and related financial statement schedule of Boardwalk Pipeline Partners, LP and subsidiaries as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 and the period May 17, 2003 through December 31, 2003, incorporated in this prospectus by reference from the Boardwalk Pipeline Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in Boardwalk Pipelines, LP tax status, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Boardwalk GP, LP as of December 31, 2005 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein and is so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of operations, stockholder’s equity and cash flows and the related financial statement schedule of Texas Gas Transmission, LLC for the period January 1, 2003 through May 16, 2003, incorporated in this prospectus by reference from the Boardwalk Pipeline Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of operations, changes in partner capital and cash flows of Gulf South Pipeline Company, LP for the period January 1, 2004 through December 28, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of operations, changes in partner capital and cash flows of Gulf South Pipeline Company, LP for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, we encourage you to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Our internet website is located at http://www.boardwalkpipelines.com. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission. These documents are also available at the SEC’s website at http://www.sec.gov. Additionally, copies of these documents, excluding exhibits, may be requested at no cost, by contacting Investor Relations, Boardwalk Pipeline Partners, LP, 3800 Frederica Street, Owensboro, Kentucky, 42301.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

The documents listed below are incorporated by reference in this prospectus.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

•	Quarterly Reports on Form 10-Q for the periods ended June 30, 2006 and March 31, 2006.

•	Current Reports on Form 8-K filed July 28, 2006, July 5, 2006 and April 28, 2006.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our SEC reports are also available at the SEC’s website on the internet at http://www.sec.gov. You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Boardwalk Pipeline Partners, L.P.

Attn: Investor Relations

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

Copies of these filings are also available, without charge, on our website at http://www.boardwalkpipelines.com.

If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

FORWARD-LOOKING STATEMENTS

Some of the information contained in or incorporated by reference in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus or incorporated by reference herein. The risk factors and other factors noted throughout this prospectus or incorporated by reference herein could cause our actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that certain statements contained in or incorporated by reference in this prospectus as well as some statements in periodic press releases and some oral statements made by our officials and our subsidiaries during presentations about us, are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 (Act).

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

•	The gas transmission and storage operations of our subsidiaries are subject to FERC rate-making policies that could have an adverse impact on our ability to recover the full cost of operating our pipelines, including a reasonable return.

•	The impact of hurricanes or other natural disasters could have a material adverse effect on our business, financial condition and results of operations because some of our damages may not be covered by insurance.

•	We are subject to laws and regulations relating to the environment and pipeline operations which may expose us to significant costs, liabilities and loss of revenues. Any changes in such regulations or their application could negatively affect our results of operations.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

•	Because of the natural decline in gas production from existing wells, our success depends on our ability to obtain access to new sources of natural gas, which is dependent on factors beyond our control. Any decrease in supplies of natural gas in our supply areas could adversely affect our business and operating results.

•	Successful development of LNG import terminals in the eastern or northeastern United States could reduce the demand for our services.

•	We may not be able to maintain or replace expiring gas transportation and storage contracts at favorable rates.

•	We depend on certain key customers for a significant portion of our revenues. The loss of any of these key customers could result in a decline in our revenues.

•	Significant changes in natural gas prices could affect supply and demand, reducing system throughput and adversely affecting our revenues.

•	We may not complete projects, including growth or expansion projects, that we commence, or we may complete projects on materially different terms or timing than anticipated and we may not be able to achieve the intended benefits of any such project, if completed.

Developments in any of these areas could cause our results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any document incorporated by reference, the date of such document and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

INDEPENDENT AUDITORS’ REPORT

To the Partners of

Gulf South Pipeline Company, LP:

We have audited the accompanying statements of operations, changes in partner capital and cash flows of Gulf South Pipeline Company, LP (the “Company”) for the period January 1 through December 28, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2004 financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period January 1 through December 28, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 27, 2006

Report of Independent Auditors

To the Partners

Gulf South Pipeline Company, LP

We have audited the accompanying statements of operations, changes in partner capital, and cash flows of Gulf South Pipeline Company, LP for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Gulf South Pipeline Company, LP for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Houston, Texas

March 4, 2004

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 AND

PERIOD JANUARY 1 THROUGH DECEMBER 28, 2004

(in thousands)

	January 1 Through December 28, 2004	For the Year Ended December 31, 2003
OPERATING REVENUES:
Transportation	$207,974	$194,171
Storage	14,741	15,636
Other	18,136	1,932

Total operating revenues	240,851	211,739

OPERATING COSTS AND EXPENSES:
Operation and maintenance	96,701	115,823
General and administrative	25,294	43,872
Depreciation	36,239	31,061
Taxes other than income	6,674	6,625
Loss on disposal of operating assets	4,360

Total operating costs and expenses	169,268	197,381

OPERATING INCOME	71,583	14,358

OTHER (INCOME) DEDUCTIONS:
Interest (income) expense—net	89	(707)
Other expense—net		1,021

Total other deductions	89	314

INCOME BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	71,494	14,044

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		663

NET INCOME	$71,494	$14,707

See notes to financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF CHANGES IN PARTNER CAPITAL

YEAR ENDED DECEMBER 31, 2003 AND

PERIOD JANUARY 1 THROUGH DECEMBER 28, 2004

(in thousands)

	General Partner	Limited Partners	Total
BALANCE—January 1, 2003	$10,334	$1,023,066	$1,033,400
Comprehensive income:
Net income	148	14,559	14,707
Other comprehensive loss:
Change in unrealized cash flow hedge value	(21)	(2,042)	(2,063)
Amounts reclassified out of other comprehensive income	11	1,117	1,128

Loss on cash flow hedges—net	(10)	(925)	(935)

Total comprehensive income	138	13,634	13,772
Distributions	(1,470)	(145,530)	(147,000)

BALANCE—December 31, 2003	9,002	891,170	900,172
Comprehensive income:
Net income	715	70,779	71,494
Other comprehensive gain:
Change in unrealized cash flow hedge value	(32)	(3,141)	(3,173)
Amounts reclassified out of other comprehensive income	46	4,540	4,586

Gain on cash flow hedges—net	14	1,399	1,413

Total comprehensive income	729	72,178	72,907
Distributions	(470)	(46,484)	(46,954)

BALANCE—December 28, 2004	$9,261	$916,864	$926,125

See notes to financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003 AND

PERIOD JANUARY 1 THROUGH DECEMBER 28, 2004

(in thousands)

	January 1 Through December 28, 2004	For the Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	71,494	14,707
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation	36,239	31,061
Loss on sale of asset	1,503	264
Accretion for asset retirement	220	212
Cumulative effect of change in accounting principle		(663)
Changes in operating assets and liabilities:
Net changes in working capital accounts	(1,097)	28,267
Change in other noncurent asset and liability accounts-net	3,500	3,369

Cash flows provided by operating activities	111,859	77,217

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures—net	(43,640)	(78,151)
Proceeds from sale of asset	351	243
Advances made to parent	(16,956)

Cash flows used in investing activities	(60,245)	(77,908)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in due from and due to Parent		145,747
Distributions to partners	(46,954)	(147,000)

Cash flows used in financing activities	(46,954)	(1,253)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,660	(1,944)
CASH AND CASH EQUIVALENTS—Beginning of period	440	2,384

CASH AND CASH EQUIVALENTS—End of period	$5,100	$440

SUPPLEMENTAL INFORMATION OF NONCASH OPERATING AND INVESTING ACTIVITIES:
Asset recorded as a result of adoption of SFAS No. 143		$2,651
Change in value of derivative instruments not recorded in income	$1,413	$(935)
Liability recorded as a result of adoption of SFAS No. 143		$1,458
Transfer of natural gas included in property, plant and equipment to natural gas inventories		$7,471
Cash paid during the period for interest (net of amount capitalized)	$88

See notes to financial statements.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS

1. CORPORATE STRUCTURE

Gulf South Pipeline Company, LP (“Gulf South” or the “Company”) is a wholly owned subsidiary of Boardwalk Pipelines, LP (formerly Boardwalk Pipelines, LLC) (“Boardwalk”) and is engaged in the gathering and transmission of natural gas in the states of Texas, Louisiana, Mississippi, Alabama, and northern Florida to distribution systems owned by others, electric utilities, other pipeline companies, and industrial companies. Gulf South also owns and operates gas storage facilities in Louisiana and Mississippi and operates in one reportable segment.

On December 29, 2004 Boardwalk Pipelines, LP acquired the limited and general partnership interests in Gulf South from Entergy-Koch, LP (“EKLP”) for a cash purchase price of $1.1 billion, subject to certain working capital adjustments (“Acquisition”). Boardwalk is a wholly-owned subsidiary of Boardwalk Pipeline Partners, LP (“Boardwalk Pipeline Partners”). Boardwalk Pipeline Partners is a publicly-traded Delaware limited partnership formed in 2005 by a subsidiary of Loews Corporation (“Loews”) to own and operate the business conducted by Boardwalk.

Prior to December 29, 2004, Gulf South was an indirectly wholly owned subsidiary of EKLP which was established in February 2001. EKLP was a limited partnership indirectly owned by Entergy Corporation (“Entergy”) and Koch Industries, Inc. (“Koch”).

2. BASIS OF PRESENTATION

The accompanying financial statements of Gulf South were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

3. ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, and expenses. On an ongoing basis, Gulf South evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from such estimates.

Allowance for Doubtful Accounts—An allowance for doubtful accounts is established on a case-by-case basis when the Company believes the required payment of specific amounts owed to it is unlikely to occur. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance, or when a receivable is deemed uncollectible. For the period ended January 1 through December 28, 2004, and the year ended December 31, 2003, Gulf South expensed $1.0 million and $0.2 million, respectively, related to uncollectible accounts.

Regulatory Accounting—Gulf South is regulated by the Federal Energy Regulatory Commission (“FERC”). Gulf South does not apply SFAS No. 71, which requires that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates when certain criteria are met. Certain services provided by Gulf South are market-based and competition in Gulf South’s market area has often resulted in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate. Therefore, Gulf South does not record any regulatory assets or liabilities.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents—Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less.

Derivative Financial Instruments—In accordance with Gulf South’s risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on its anticipated purchases and sales of gas and anticipated cash for fuel reimbursement related to transportation revenues. These hedge contracts are reported at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS No. 133. The related gains and losses derived from changes in the fair value of hedge contracts are deferred as a component of accumulated other comprehensive income. These deferred gains and losses are recognized in the statements of operations when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated transaction, the ineffective portion of the hedge contracts is immediately recognized. If the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period on the statements of operations.

For the year ended December 31, 2003, there was no ineffectiveness recognized in earnings. For the period January 1 through December 28, 2004, the Company reclassified $2.7 million from accumulated other comprehensive income to a charge in Loss on disposal of operating assets when it was determined that an anticipated sale of system balancing gas would not occur as originally planned. No cash flow hedges were discontinued during 2003.

Property, Plant and Equipment and Depreciation—Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized. The ordinary sale or retirement of property in the Gulf South system could result in a gain or loss.

Gulf South depreciates its assets using the straight line method of depreciation over the respective useful lives of the assets, which range from three to 30 years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the period ended January 1 through December 28, 2004 and the year ended December 31, 2003, no impairment charges were recognized by Gulf South.

Asset Retirement Obligations—Gulf South applies SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses accounting and reporting for legal asset retirement obligations (AROs) associated with the retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an ARO during the period in which the liability is incurred, if a reasonable estimate of fair value can be made. The liability is adjusted in subsequent periods as accretion expense is recognized. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset. The adoption of SFAS No. 143 during 2003 resulted in a cumulative effect of a change in accounting principle of approximately $0.7 million. Accretion and depreciation expense during 2003 and the period January 1, through December 28, 2004 decreased net income by $0.5 million for both periods.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

Gulf South has identified legal obligations associated with the abandonment of offshore pipeline laterals, the abandonment of certain onshore facilities and the abatement of asbestos in certain compressor stations and meter station buildings upon removal. Pursuant to federal regulations, Gulf South has a legal obligation to cut and purge any pipeline that will remain in place after abandonment and to remove offshore platforms once gas flow has ceased. Abatement of asbestos consists of removal, transportation and disposal. Furthermore, legal obligations exist for certain other Gulf South’s utility assets; however, the fair value of the obligations cannot be determined because the end of the utility system life is potentially indefinite and therefore cannot be estimated with the degree of accuracy necessary to establish a liability for the obligations.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when the obligation is incurred—generally upon acquisition, construction or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Uncertainty about the timing and/or method of settlement is required to be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 had no material impact on Gulf South.

Revenue Recognition—The maximum rates that may be charged for gas transportation are established through FERC ratemaking. Rates charged by Gulf South may be less than those allowed by FERC due to discounts or negotiated rate agreements. Revenues from the transportation of gas are recognized in the period the service is provided based on contractual terms and the related transported volumes. Gulf South’s storage rates are market-based pursuant to authority granted by FERC. Revenues from storage services are recognized as services are provided over the term of the contract.

Retained fuel is a component of Gulf South’s tariff structure and is recognized at market prices in the month of retention. Customers may also elect to pay cash for fuel, instead of having fuel retained in kind. Retained fuel revenues of $65.5 million and $66.7 million are included in Transportation revenues for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively. For the period January 1 through December 28, 2004, $4.0 million of condensate revenue was included in Other revenue and $2.0 million of expense related to the condensate revenue was included in Operation and maintenance expense in the Statements of Operations. For the 2003 period, these amounts were included in Other expense.

Repair and Maintenance Costs—Gulf South accounts for repair and maintenance costs in accordance with FERC regulations, which are consistent with GAAP. The FERC regulations require the Company to identify installation, construction and replacement costs that are to be capitalized. All other costs are expensed as incurred. Costs related to pipeline assessment activities that result in capital improvements to the pipeline are capitalized and amortized over the life of the asset. Pipeline assessment costs, including direct assessment and in-line inspection, were capitalized during the periods reported. Amounts capitalized for the period January 1 through December 28, 2004 and the year ended December 31, 2003 were $6.6 and $4.6 million respectively.

Income Taxes—Gulf South is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. Gulf South’s taxable income or loss, which may vary substantially from the net income or loss reported in the statements of operations, is includable in the federal income tax returns of each partner.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

Reclassifications—Certain reclassifications have been made to the presentation of balances from prior periods to conform with the current-period financial statement presentation. These reclassifications have no net effect on previously reported results of operations.

4. COMMITMENTS AND CONTINGENCIES

Pipeline Integrity—In December 2003, the U.S. Department of Transportation Office of Pipeline Safety issued a final rule incorporating the requirements of the Pipeline Safety Improvement Act of 2002. The rule requires gas pipeline operators to develop integrity management programs for transmission pipelines that could affect high consequence areas (HCAs) in the event of pipeline failure. Pursuant to the rule, Gulf South was required by December 17, 2004 to identify HCAs on their systems and develop a written integrity management program providing for a baseline assessment and periodic reassessments to be completed within specified timeframes. Gulf South’s estimated costs to comply with the rule during the initial ten-year baseline period ending in 2012 will range from $55 to $65 million.

Environmental and Safety Matters—Gulf South is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. Gulf South accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated.

Koch indemnified Gulf South for all known environmental liabilities as of February 1, 2001, arising from conditions existing or events occurring at Gulf South’s operations prior to the inception of EKLP. In addition, Koch and affiliates of Entergy will indemnify EKLP for any unknown environmental liabilities that occurred prior to February 1, 2001, related to the respective assets contributed to EKLP by such parties which are identified before the tenth anniversary date of EKLP’s formation. Any such environmental liabilities first identified prior to the sixth anniversary date are subject to a $50,000 per event deductible while those first identified after the sixth anniversary but before the tenth anniversary date are subject to a $1.0 million per event deductible.

Napoleonville Salt Dome Matter—On or about December 24, 2003, natural gas leaks were observed at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits have been filed to date relating to this incident. A declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property. In addition, the lessor has now brought an affirmative claim against Gulf South. Several individual actions have been filed against Gulf South and other defendants by local residents and businesses. Gulf South has been informed by plaintiff’s counsel in the two class action lawsuits that they intend to convert the class actions lawsuits into individual actions. Pleadings to institute such a change in status have been circulated in one of the cases. Gulf South intends to vigorously defend each of these actions; however, it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that these actions could be decided unfavorably. Gulf South may enter into discussions in an attempt to settle particular cases if Gulf South believes it is appropriate to do so.

For period ended January 1 through December 28, 2004, and the year ended December 31, 2003, Gulf South incurred $14.2 million and $18.0 million, respectively, for remediation costs, root cause investigation, and legal fees. Gulf South has made demand for reimbursement from its insurance carriers and in November 2004 received $10.5 million for reimbursement of remediation and non-litigation expenses. In January 2005, Gulf South received $4.2 million for the reimbursement of natural gas loss, which was included in Other revenues for the period January 1, 2004 through December 28, 2004. Gulf South will continue to pursue recoveries of the

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

remaining expenses but to date the insurance carriers have not taken any definitive coverage positions on each of the issues raised in the various lawsuits. The total range of loss related to this incident could not be estimated at December 28, 2004.

Recent Tariff and Fuel Filings—Gulf South’s tariffs provide for a reimbursement of fuel equal to 1.6% of volumes transported. In FERC Docket No. RP05-76, Gulf South was permitted to charge customers for only lost and unaccounted for gas volumes exclusively on the Lake Charles system rather than the general reimbursement for 1.6% of volumes transported. In addition, under Docket No. RP-05-353, Gulf South received the tariff flexibility under specific market and operational circumstances to also only charge customers for lost and unaccounted for gas volumes on certain transactions rather than the general reimbursement for 1.6% of volumes transported.

Wyble Litigation—On July 26, 2002, the following lawsuit was filed against Gulf South, and GS Pipeline Company, LLC, both subsidiaries of EKLP: Joseph Wyble, Robert May, Robert Hames, and Winston Land & Cattle Company, Inc. vs. Gulf South Pipeline Company, LP and GS Pipeline Company, LLC; Civil Action No. 9:02 CV 200 In the United States District Court for the Eastern District of Texas, Lufkin Division.

This lawsuit involved allegations that Gulf South violated the federal Natural Gas Pipeline Safety Act and sought injunctive and other relief to prevent Gulf South’s alleged continuation of unsafe operating practices in violation of the Pipeline Safety Act. On March 4, 2004, the parties entered into a memorandum of understanding that agreed to settle the action pursuant to confidential terms. Such amount was included in the financial statements as a liability as of December 31, 2003. On December 17, 2004, Gulf South received an insurance reimbursement in the amount of $9.3 million related to the legal defense associated with the Wyble law suit, which was credited to General and administrative expense in the statements of operations.

Other Legal Proceedings—Gulf South is party to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on its results of operations or cash flows.

5. EMPLOYEE BENEFITS

The Company has established a Money Purchase Pension Plan, which is available to all active employees meeting certain minimum requirements. This plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Under the terms of the plan, 4% of employees’ base compensation is contributed to the plan. Gulf South also established the 401(k) Retirement Plan, which is available to all active employees. This plan is a defined contribution plan subject to the provisions of the ERISA. Employees may contribute to the plan a percentage of their annual salary, subject to Internal Revenue Service limits. Gulf South matches 100% of the first 6% contributed by employees with over one year of service. Gulf South contributed to the plans approximately $2.1 million for the period January 1 through December 28, 2004 and $2.0 million for the year ended December 31, 2003.

6. CONCENTRATIONS OF CREDIT RISK

Approximately 13.5%, and 19.6% of Gulf South’s total operating revenues were derived from one major non-affiliated customer, Centerpoint Energy Resources, for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively. Effective November 1, 2004, Entergy-Koch Trading was purchased by Merrill Lynch & Co. Prior to that date, that division was named Entergy-Koch Trading and was considered a related party. Consequently, Entergy-Koch Trading revenues for 2004 and 2003 are disclosed in Note 7, Related-Party Transactions.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

7. RELATED-PARTY TRANSACTIONS

EKLP provided working capital to Gulf South and maintained a centralized cash management function pursuant to a bilateral loan agreement between the two parties whereby excess cash was invested to maximize the return to EKLP. The Company was paid interest or paid interest on the excess cash or working capital advances received from or made by EKLP, respectively. For the period ended December 28, 2004 the Company recognized net interest expense of $0.3 million and for the year ended December 31, 2003 the Company recognized net interest income of $1.1 million related to the cash management program with EKLP.

The Company was a member of an operating group under the control of EKLP. As such, the Company was engaged in transactions characteristic of group administration and operation with other members of the group. EKLP allocated charges relating to accounting, tax, human resources, and other administrative costs to its subsidiary companies equally, consistent with a calculated usage factor. Expenses charged to the Company from EKLP for the period ended December 28, 2004, and the year ended December 31, 2003, were $3.9 million and $4.0 million, respectively.

The Company provided transportation and storage services and sold excess fuel to its pre acquisition affiliate, Entergy-Koch Trading, totaling $35.1 million and $34.9 million for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively. Effective November 1, 2004, Entergy-Koch Trading was purchased by Merrill Lynch & Co. and was therefore no longer considered a related party.

The Company provided transportation and storage services to its pre acquisition affiliate, Entergy, and related companies in the amounts of $7.4 million and $7.7 million for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively.

From January 1 through November 30, 2004 and for the year ended December 31, 2003, Gulf South leased office space at its Greenway Plaza location in Houston, Texas from a Koch affiliate through a lease agreement with EKLP. Effective December 1, 2004, Gulf South entered into a lease agreement with Koch to lease the office space directly. The lease expense related to these facilities was $1.3 million and $1.2 million for the period January 1 through December 28, 2004 and the year ended December 31, 2003 respectively.

Additionally, Gulf South purchased information technology services from a Koch affiliate in the amounts of $5.1 million and $4.6 million for period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively.

In 2003, Gulf South declared a dividend to EKLP in the amount of $147.0 million.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Components of net changes in working capital are as follows:

	January 1 through December 28, 2004	For the year ended December 31, 2003
Changes in operating assets and liabilities:
Increase in accounts receivable	$(2,579)	$(6,505)
Change in transportation and exchange receivables and payables—net	7,646	(5,126)
(Increase) decrease in gas stored underground—current	4,931	(791)
Increase in accounts payable	6,165	9,657
Increase (decrease) in deferred income	7,853	(1,128)
Increase (decrease) in accrued liabilities and other taxes	(25,611)	32,256
Change in value of derivative instruments, reflected in other current assets and liabilities, not recorded in income	1,413	(935)
Change in other current assets and liabilities—net	(915)	839

	$(1,097)	$28,267

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

9. OTHER EXPENSE—NET

Components of other (income) expense are as follows for the year ended December 31, 2003:

Transportation by others	$734
Condensate services	(908)
Loss on disposal of assets and other related costs	706
Other	489

Total	$1,021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Boardwalk GP, LP:

We have audited the accompanying consolidated balance sheet of Boardwalk GP, LP (the “Company”) as of December 31, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 13, 2006

BOARDWALK GP, LP

CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

December 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$65,792
Receivables, net:
Trade	59,115
Other	5,564
Gas Receivables:
Transportation and exchange	29,557
Storage	12,576
Inventories	15,881
Costs recoverable from customers	3,560
Gas stored underground	6,500
Prepaid expenses and other current assets	7,720

Total current assets	206,265

Property, Plant and Equipment:
Natural gas transmission plant	1,772,483
Other natural gas plant	213,136

1,985,619
Less—accumulated depreciation and amortization	118,213

Property, plant and equipment, net	1,867,406

Other Assets:
Goodwill	163,474
Gas stored underground	169,177
Costs recoverable from customers	43,960
Other	15,209

Total other assets	391,820

Total Assets	$2,465,491

The accompanying notes are an integral part of this Consolidated Balance Sheet.

BOARDWALK GP, LP

CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

December 31, 2005
LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Payables:
Trade	$20,433
Affiliates	835
Other	3,681
Gas Payables:
Transportation and exchange	14,710
Storage	27,559
Accrued taxes other	16,004
Accrued interest	17,996
Accrued payroll and employee benefits	29,028
Current note payable	42,100
Other current liabilities	29,941

Total current liabilities	202,287

Long –Term Debt	1,101,290

Other Liabilities and Deferred Credits:
Postretirement benefits	32,413
Asset retirement obligation	14,074
Provision for other asset retirement	33,212
Other	93,541

Total other liabilities and deferred credits	173,240

Minority interest	276,541
Commitments and Contingencies (Note 3)	—

Partners’ Capital:	712,133

Total Liabilities and Partners’ Capital	$2,465,491

The accompanying notes are an integral part of this Consolidated Balance Sheet.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET

Note 1: Corporate Structure

Boardwalk GP, LP (the General Partner) is a Delaware limited partnership formed in August 2005 to become the general partner of Boardwalk Pipeline Partners, LP (Boardwalk Pipeline Partners). The General Partner owns a 2% general interest and all of the incentive distribution rights in Boardwalk Pipeline Partners. Unless the context clearly indicates otherwise, references to the General Partner throughout these Notes include the operations of Boardwalk Pipeline Partners. The General Partner is ultimately, through other subsidiaries, a wholly owned subsidiary of Loews Corporation (Loews).

Boardwalk Pipeline Partners, LP was formed to own and operate the business conducted by Boardwalk Pipelines, LP, and its subsidiaries, Texas Gas Transmission, LLC (Texas Gas) and Gulf South Pipeline Company, LP (Gulf South). The ownership of each of these entities is described below:

•	“Boardwalk GP, LP or the “General Partner” refers to Boardwalk GP, LP, the general partner of Boardwalk Pipeline Partners, LP;

•	“BGL” refers to Boardwalk GP, LLC, the general partner of Boardwalk GP, LP;

•	“Boardwalk Pipeline Partners” refers to Boardwalk Pipeline Partners, LP;

•	“Boardwalk Pipelines” refers to Boardwalk Pipelines, LP (formerly Boardwalk Pipelines, LLC);

•	“BPHC” refers to Boardwalk Pipelines Holding Corp, wholly owned by Loews;

•	“Gulf South” refers to Gulf South Pipeline Company, LP;

•	“Loews” refers to Loews Corporation; and

•	“Texas Gas” refers to Texas Gas Transmission, LLC.

On November 15, 2005, Boardwalk Pipeline Partners sold 15 million common units in an underwritten initial public offering (IPO), the net proceeds of which were approximately $271.4 million. Boardwalk Pipeline Partners used the net proceeds from the IPO to repay $250.0 million of indebtedness to Loews, and provide $21.4 million of additional working capital to its subsidiaries. The common units sold in the IPO represent approximately 14.5% of the outstanding equity of Boardwalk Pipeline Partners, which includes common units, subordinated units, and a 2% general partner interest. All of the common and subordinated units, other than the common units sold in the IPO, are held by BPHC. Boardwalk Pipeline Partners is traded under the symbol “BWP” on the New York Stock Exchange (NYSE).

On May 16, 2003, Boardwalk Pipelines acquired all of the capital stock of Texas Gas Transmission Corporation for $804 million (TG-Acquisition). Texas Gas subsequently converted from a corporation to a limited liability company. On December 29, 2004, Boardwalk Pipelines acquired Gulf South from Entergy-Koch, LP (GS-Acquisition).

Basis of Presentation

The accompanying Consolidated Balance Sheet of the General Partner was prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Due to the substantive control the General Partner has over Boardwalk Pipeline Partners, the General Partner consolidates its interest in Boardwalk Pipeline Partners in its Consolidated Balance Sheet.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Note 2: Accounting Policies

Principles of Consolidation

The Consolidated Balance Sheet includes the accounts of the General Partner and its controlled subsidiaries. Intercompany transactions have been eliminated.

Partners’ Capital and Minority Interest

The General Partner is part of a group under common control that includes other wholly owned subsidiaries of Loews. Accordingly, the ownership interests that the other entities in this controlled group have in Boardwalk Pipeline Partners are classified as Partners’ Capital on the Consolidated Balance Sheet. Ownership interests of public common unit holders that are not part of this controlled group are shown as Minority Interest on the Consolidated Balance Sheet.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. On an ongoing basis, the General Partner evaluates its estimates, including those related to refund obligations, bad debts, materials and supplies obsolescence, investments, intangible assets, goodwill, property and equipment and other long-lived assets, workers’ compensation insurance, pensions and other post-retirement and employment benefits and contingent liabilities. The General Partner bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Segment Information

The General Partner operates in one reportable segment – gas transportation and integrated underground gas storage. This segment consists of interstate natural gas pipeline systems originating in the Gulf Coast area and running north and east through Texas, Louisiana, Arkansas, Mississippi, Alabama, Florida, Tennessee, Kentucky, Indiana, Ohio and Illinois, with 13,470 miles of pipelines.

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less.

Cash Management

Under the cash management program, depending on whether a participating subsidiary has short-term cash surpluses or cash requirements, Boardwalk Pipeline Partners either provides cash to the subsidiary or the subsidiary provides cash to Boardwalk Pipeline Partners.

Inventories

Inventories consisting of materials and supplies are carried at the lower of average cost or market less an allowance for obsolescence.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Gas in Storage and Gas Receivables/Payables

Both Texas Gas and Gulf South have underground gas in storage which is utilized for system management and operational balancing, as well as for certain tariff services including firm, interruptible and no-notice storage services and parking and lending (PAL) services. Consistent with the above, certain of these volumes are necessary to provide storage services which allow third parties to store their own natural gas in the pipelines’ underground facilities. Additionally, in the course of providing transportation and storage services to customers, the pipelines may receive different quantities of gas from shippers and operators than the quantities delivered on behalf of those shippers and operators. Transportation or contractual imbalances are repaid or recovered in cash or through the receipt or delivery of gas in the future. Settlement of imbalances requires agreement between the pipeline and shippers or operators as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

The accompanying Consolidated Balance Sheet reflects the balance of underground gas in storage, as well as the resulting activity relating to the services and balancing activity described above. Gas stored underground includes natural gas volumes owned by the pipelines, reduced by certain operational encroachments upon that gas. In accordance with SFAS No. 71 Texas Gas records Gas stored underground at historical cost. For Gulf South, the carrying value of noncurrent Gas stored underground, exclusive of operational encroachments, is recorded at historical cost including certain purchase accounting adjustments required by GAAP. Current Gas stored underground represents retained fuel and excess working gas at Gulf South which is available for resale and is valued at the lower of weighted-average cost or market.

Gas receivables and payables represent certain amounts attributable to system balancing and storage related tariff services. As discussed above, imbalances arise in the normal course of providing transportation and storage services to customers. Gas receivables and payables include volumes receivable from or payable to third parties in connection with the imbalance activity. For Texas Gas, these amounts are valued at the historical value of gas in storage, consistent with the regulatory treatment and the settlement history. For Gulf South, these receivables and payables are valued at market price.

Gas receivables and payables also reflect certain amounts of customer-owned gas at the Texas Gas facilities. Consistent with certain regulatory treatment prescribed by FERC and risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for certain customer-owned gas in its facilities for certain storage and related services. The gas payables amount was valued at the historical cost of gas consistent with other Texas Gas balances, and was $34.8 million at December 31, 2005. The General Partner does not reflect volumes held by Gulf South on behalf of others on its Consolidated Balance Sheet. As of December 31, 2005, Gulf South held 32.9 billion cubic feet (Bcf) of gas owned by shippers, and had loaned 0.1 Bcf of gas to shippers. The average market price during December 2005 was $12.34 per million British thermal units (MMBtu).

Derivative Financial Instruments

In accordance with the General Partner’s risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on Gulf South’s anticipated purchases and sales of gas and anticipated cash for fuel reimbursement related to transportation revenues. These hedge contracts are reported at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.

The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

No. 133. In addition, if the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period on the income statement. The related gains and losses derived from changes in the fair value of hedge contracts are deferred as a component of accumulated other comprehensive loss. These deferred gains and losses are recognized in the income statement when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchases or sales, the ineffective portion of the hedge contracts is immediately recognized. Gulf South expects to reclassify the entire amount of accumulated other comprehensive loss to earnings by December 31, 2006.

The fair values of derivatives and the effects thereof, existing as of December 31, 2005, are included in the following captions in the Consolidated Balance Sheet (expressed in millions):

December 31, 2005
Prepaid expenses and other current assets	$0.6
Other current liabilities	0.8
Accumulated other comprehensive loss	0.2

Property, Plant and Equipment

PPE is recorded at its original cost of construction or fair value of the assets acquired. For Texas Gas, PPE as of the date of the TG-Acquisition is reflected at its historical cost. PPE as of the date of the GS-acquisition at Gulf South has been reflected at estimated fair value, consistent with the results of an appraisal. Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized.

The General Partner evaluates long-lived assets for impairment when, in management’s judgment, events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether an impairment has occurred. If an impairment of the carrying value has occurred, the amount of impairment recognized is determined by estimating the fair value of the assets and recording a loss in the income statement for the amount that the carrying value exceeds the estimated fair value.

Texas Gas’ depreciation is provided primarily on the straight-line method at FERC-prescribed rates over estimated useful lives of 5 to 56 years. Reflecting the application of composite depreciation, gains and losses from the ordinary sale and retirement of PPE generally do not impact net PPE on the Texas Gas system. Gulf South depreciates assets using the straight line method of depreciation over the respective useful lives of the assets, which range from 3 to 35 years. The ordinary sale or retirement of property in the Gulf South system could result in a gain or loss in the income statement.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

PPE as of December 31, 2005 was as follows (expressed in thousands):

Category	2005 Class Amount	Weighted-Average Useful Lives (Years)
Depreciable plant:
Intangible	$10,776	30
Gathering	88,852	19
Storage	155,717	46
Transmission	1,484,901	42
General	64,548	19

Total utility depreciable plant	1,804,794	41

Non-depreciable:
Land	9,470
Storage	85,393
Other	85,962

Total other	180,825

Total PPE	1,985,619
Less: accumulated depreciation	118,213

Total PPE, net	$1,867,406

The non-transmission assets have weighted-average useful lives of 33 years as of December 31, 2005. The gross non-transmission asset value was $309.4 million as of December 31, 2005. The non-depreciable assets and work in progress of $180.8 million as of December 31, 2005 are not included in the calculation of the weighted-average useful lives.

Impairment of Goodwill

As part of the allocation of the purchase price of the TG-Acquisition, the excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires the evaluation of goodwill for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. The annual impairment test is performed on December 31.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.

The purchase price allocation for the TG-Acquisition reflects the underlying assumption that the historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. Texas Gas used a discounted cash flow model to estimate the fair value of its reporting unit, and that estimated fair value was compared to its carrying amount, including goodwill. The estimated fair value was in excess of the carrying amount at December 31, 2005, and therefore, resulted in no impairment.

Regulatory Accounting

Texas Gas and Gulf South are regulated by FERC. SFAS No. 71 requires that rate-regulated public utilities that meet certain specified criteria account for and report assets and liabilities consistent with the economic effect

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

of the manner in which independent third-party regulators establish rates. Texas Gas applies SFAS No. 71. Therefore, certain costs and benefits are capitalized as regulatory assets and liabilities, respectively, based on expected recovery from customers or refund to customers in future periods. Gulf South does not apply SFAS No. 71. Certain services provided by Gulf South are market-based and competition in Gulf South’s market area often results in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate. Therefore, Gulf South does not record any regulatory assets or liabilities.

The General Partner monitors the regulatory and competitive environment in which it operates to determine that the regulatory assets recorded at Texas Gas continue to be probable for recovery. If the General Partner were to determine that all or a portion of these regulatory assets no longer met the criteria for continued application of SFAS No. 71, that portion which was not recoverable would be written off, net of any regulatory liabilities which would no longer be deemed refundable. The pipelines have various mechanisms whereby rates or surcharges are established and revenues are collected and recognized based on estimated costs. None of the regulatory assets shown below were earning a return as of December 31, 2005.

The amounts recorded as regulatory assets and liabilities in the Consolidated Balance Sheet as of December 31, 2005, is summarized as follows (shown in thousands):

Regulatory Assets:
Pension	$3,841
Tax effect of AFUDC equity	7,236
Unamortized debt expense and premium on reacquired debt	12,701
Postretirement benefits other than pension	33,156
Fuel tracker	2,005
Imbalances/storage valuation tracker	1,283

Total regulatory assets	$60,222

Regulatory Liabilities:
Provision for asset retirement	$33,212
Unamortized discount on long-term debt	(2,024)

Total regulatory liabilities	$31,188

The tax effect of allowance for funds used during construction (AFUDC) equity represents amounts recoverable from rate payers for the tax effects created prior to the change in Boardwalk Pipelines’ tax status. The table above also includes amounts related to unamortized debt expense and unamortized discount on long-term debt. While these amounts are not regulatory assets and liabilities as defined by SFAS No. 71, they are a critical component of Texas Gas’ embedded cost of debt financing utilized in its rate proceedings. Certain amounts in the table are reflected as a negative, or a reduction, to be consistent with the manner in which Texas Gas records these items in its regulatory books of account.

Excise Taxes

The General Partner may collect from customers certain excise taxes imposed by state or local governments upon customers. These amounts are accumulated as a liability until remitted to the state or local taxing authority.

Acquired Executory Contracts

As a result of the GS-Acquisition, the General Partner acquired certain shipper contracts at fair value. The below market valuation balance of $5.3 million as of December 31, 2005, included $4.0 million as a component

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

of Other current liabilities and $1.3 million as a component of Other liabilities and deferred credits. These credits will be amortized over the life of the shipper contracts ranging from three months to three years.

Asset Retirement Obligations

The General Partner applies SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses accounting and reporting for legal asset retirement obligations (AROs) associated with the retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an ARO during the period in which the liability is incurred, if a reasonable estimate of fair value can be made. The liability is reported at fair value and is adjusted in subsequent periods as accretion expense is recorded. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset.

Texas Gas’ depreciation rates for utility plant are approved by FERC. The approved depreciation rates are comprised of two types: one based on economic service life (capital recovery) and one based on net costs of removal (negative salvage). Therefore, Texas Gas accrues estimated net costs of removal of long-lived assets through negative salvage expense. Accordingly, Texas Gas collects a certain amount in rates representing estimated costs of removal, which do not represent a legal obligation. The General Partner has reclassified $33.2 million as of December 31, 2005 in the accompanying Consolidated Balance Sheet as Provision for other asset retirement.

The General Partner has identified and recorded legal obligations associated with the abandonment of offshore pipeline laterals, the abandonment of certain onshore facilities and abatement of asbestos when removed from certain compressor stations and meter station buildings. Pursuant to federal regulations, the General Partner has a legal obligation to cut and purge any pipeline that will remain in place after abandonment and to remove offshore platforms once gas flow has ceased. Abatement of asbestos consists of removal, transportation and disposal. Furthermore, legal obligations exist for certain other General Partner utility assets; however, the fair value of the obligations cannot be determined because the end of the utility system life is potentially indefinite and therefore cannot be estimated with the degree of accuracy necessary to establish a liability for the obligations.

The table below summarizes the aggregate carrying amount of AROs as follows (expressed in thousands):

Balance at beginning of year	$3,254
Liabilities recorded	10,593
Liabilities settled	(417)
Accretion expense	644

Balance at end of year	$14,074

In March 2005, Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional AROs, which clarifies when an entity is required to recognize a liability for the fair value of a conditional ARO. The Interpretation is effective for fiscal years ending after December 15, 2005. In light of this interpretation, The General Partner believes that an ARO exists for Texas Gas’ corporate office building constructed in Owensboro, Kentucky, in 1962. Under the legal requirements enacted by the Environmental Protection Agency (EPA) during 1973, Texas Gas became legally obligated to dismantle and remove the asbestos from its corporate office at the end of its useful life, estimated to be within a range of years between 2112 through 2162. The estimated useful life was obtained from a study by the original architects performed in 1995,

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

and confirmed by Natural Resource Group in 2003, indicating that the spray-applied asbestos can be maintained, in place, undisturbed, indefinitely, following written maintenance procedures. The General Partner anticipates that the fair value of any liability relating to the remediation referred to above is not material to the Consolidated Balance Sheet.

Unit-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. The General Partner adopted SFAS 123R during 2005 due to the adoption of the Long-Term Incentive Plan in 2005.

In February 2006, FAS 123(R)-4 amended FASB SFAS 123(R) to require evaluation of the probability of occurrence of a contingent cash settlement event in determining whether the underlying options or similar instruments issued as employee compensation should be classified as liabilities or equity. The General Partner applied the principles of FAS 123(R)-4 in conjunction with the adoption of FAS No. 123(R). The application of FAS 123(R) did not have a material impact on its Consolidated Balance Sheet. For further detailed discussion of the General Partner’s Long-Term Incentive Plan, see Note 5 of these Notes to Consolidated Balance Sheet.

Revenue Recognition

Texas Gas is subject to FERC regulations and, accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases. Texas Gas estimates rate refund liabilities considering its own and third-party regulatory proceedings, advice of counsel and estimated total exposure. As of December 31, 2005, an estimated refund liability of approximately $5.0 million related to Texas Gas’ open general rate case filed on April 29, 2005, was recorded on the Consolidated Balance Sheet. Texas Gas anticipates that the general rate case will be settled and all required refunds will be paid during 2006.

The General Partner has deferred revenue of $1.0 million at December 31, 2005, related to the fair value of prepaid PAL services to be provided through 2006. Revenue deferred at year end will be recognized when the services are provided. All deferred revenue as of December 31, 2005, will be recognized during 2006.

Accounts Receivable

Accounts receivable are stated at the historical carrying amount net of reserves or write-offs. The General Partner establishes an allowance for doubtful accounts receivable on a case-by-case basis when it believes the required payment of specific amounts owed is unlikely to occur. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance.

Repair and Maintenance Costs

Texas Gas and Gulf South account for repair and maintenance costs under the guidance of FERC regulations, which is consistent with GAAP. FERC identifies installation, construction and replacement costs that are to be capitalized. All other costs are expensed as incurred.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Capitalized Interest

The allowance for funds used during construction represents the cost of funds applicable to the regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. The table below summarizes the allowance for borrowed funds and the allowance for equity funds used during construction as follows (expressed in millions):

For the Year Ended December 31, 2005
Allowance for borrowed funds used during construction and capitalized interest	$0.7
Allowance for equity funds used during construction	1.4

Income Taxes

The General Partner is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. The General Partner’s taxable income or loss is included in the taxable income of BPHC.

Cash Distribution Policy

Boardwalk Pipeline Partners’ cash distribution policy reflects a basic judgment that unitholders will be better served by Boardwalk Pipeline Partners’ distribution of available cash surplus rather than them retaining it. The cash distribution policy is consistent with the terms of its partnership agreement which requires Boardwalk Pipeline Partners to distribute “available cash,” as that term is defined in the partnership agreement, to unitholders on a quarterly basis.

There is no guarantee that unitholders will receive quarterly distributions from Boardwalk Pipeline Partners. Its distribution policy may be changed at any time and is subject to certain restrictions or limitations, including, among others, its general partner’s broad discretion to establish reserves which could reduce cash available for distributions, FERC regulations which places restrictions on various types of cash management programs employed by companies in the energy industry, including Texas Gas and Gulf South, the requirements of applicable state partnership and limited liability company laws, and the requirements of the revolving credit facility which would prohibit Boardwalk Pipeline Partners from making distributions to unitholders if an event of default were to occur.

Incentive Distribution Rights.

The General Partner holds incentive distribution rights which represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the subsequent target distribution levels have been achieved. The General Partner currently holds all of the incentive distribution rights, but may transfer these rights separately from its interest, subject to restrictions in its partnership agreement.

Assuming Boardwalk Pipeline Partners does not issue any additional classes of units and the General Partner maintains its 2% interest, if it has made distributions to unitholders from operating surplus in an amount equal to the minimum quarterly distribution for any quarter, assuming no arrearages, then, it will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner as follows:

•	First, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unitholder receives a total of $0.4025 per unit for that quarter, the “first target distribution”;

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

•	Second, 85% to all unitholders, pro rata, and 15% to the General Partner, until each unitholder receives a total of $0.4375 per unit for that quarter, the “second target distribution”;

•	Third, 75% to all unitholders, pro rata, and 25% to the General Partner, until each unitholder receives a total of $0.5250 per unit for that quarter, the “third target distribution”; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the General Partner.

Note 3: Commitments and Contingencies

Impact of Hurricanes Katrina and Rita

In late August and September 2005, Hurricanes Katrina and Rita and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas located in the Gulf Coast region of the United States, specifically parts of Louisiana, Mississippi and Alabama. A substantial portion of the Gulf South assets and a smaller portion of the Texas Gas assets are located in the area directly impacted by the Hurricanes.

Gulf South experienced damage to gas metering facilities, cathodic protection devices, communication devices, rights of way and other above ground facilities such as office buildings and signage. Texas Gas experienced only minimal damage. The pipelines continued to operate throughout the Hurricanes and thereafter, and the vast majority of service to customers was not interrupted. As of December 31, 2005, Gulf South had an accrued liability of $5.6 million on the Consolidated Balance Sheet related to these Hurricanes.

Legal Proceedings

Hurricane Katrina Related Class Actions

Gulf South, along with at least eight other interstate pipelines and major natural gas producers, has been named in two Hurricane Katrina-related class action lawsuits seeking an unspecified amount of damages. The lawsuits were filed in the United States District Court for the Eastern District of Louisiana. The lawsuits allege that the dredging of canals, including pipeline canals for the purpose of installing natural gas pipelines, throughout the marshes of Southeastern Louisiana, and the failure to maintain such canals, caused damage to the marshes and that undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. These cases are in a very early stage and, as such, the General Partner cannot reasonably estimate the amount of loss, if any.

Although the General Partner does not currently anticipate that the overall impact of Hurricanes Katrina and Rita will have a material adverse effect upon its future financial condition, in light of the magnitude of the damage caused by the Hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact on its business and financial condition in the near or long term. The reconstruction of the Gulf Coast region is in the early planning stages and the implementation and success of these plans are outside the General Partner’s control.

Calpine Bankruptcy

On December 20, 2005, Calpine Corporation (Calpine) filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York in Manhattan seeking reorganization under the provisions of Chapter 11 of the United States Bankruptcy Code. Calpine continues to operate its business as a debtor-in-possession under the jurisdiction of the bankruptcy court and in accordance with the applicable

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provisions of the Bankruptcy Code and the orders of the bankruptcy court. As of the petition date, Calpine owed the General Partner an immaterial amount for services. However, Gulf South has firm contracts with Calpine that extend through May 2023. It is uncertain whether Calpine will accept or reject these firm contracts at this time. The pre-petition amount was immaterial and should not have a material impact on the General Partner’s financial position.

Napoleonville Salt Dome Matter

On or about December 24, 2003, natural gas leaks were observed at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. Gulf South has been informed by plaintiff’s counsel in the two class action lawsuits that they intend to convert the class actions lawsuits into individual actions. Pleadings to institute such a change in status have been circulated in one of the cases. Gulf South intends to vigorously defend each of these actions; however, it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that these actions could be decided unfavorably. Gulf South may enter into discussions in an attempt to settle particular cases if Gulf South believes it is appropriate to do so. This lease was terminated during 2005.

Gulf South had an accrual balance at December 31, 2005 of $1.1 million in Other liabilities on the Consolidated Balance Sheet relating to remediation costs, root cause investigation, and legal fees pertaining to this incident. Gulf South has made demand for reimbursement from its insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses, but to date its insurance carriers have not taken any definitive coverage positions on each of the issues raised in the various lawsuits. For the year ended December 31, 2005. The total range of loss related to this incident could not be estimated at December 31, 2005.

Other Legal Matters

The General Partner, together with its subsidiaries, are parties to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on its future financial condition.

In connection with the acquisition of Texas Gas, Williams agreed to indemnify Boardwalk Pipelines for any liabilities or obligations in connection with certain litigation or potential litigation including, among others, these previously disclosed matters:

•	Litigation filed by Jack Grynberg alleging that approximately 300 energy companies, including Texas Gas, had violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons; and

•	A claim by certain parties for back rental associated with their alleged ownership of a partial mineral interest in a tract of land in a gas storage field owned by Texas Gas. In December 2003, a lawsuit was filed against Texas Gas in Muhlenberg County, Kentucky, seeking unspecified damages related to this claim. On April 18, 2005, in the first phase of this lawsuit, the court entered an order granting partial summary judgment against Texas Gas related to the vesting of legal title to the disputed acreage. The lawsuit has moved into the next phase for determination of whether various legal and equitable defenses to plaintiff’s ownership are applicable.

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As a result, Williams continues to defend these actions on behalf of Boardwalk Pipeline Partners and Texas Gas. Because Williams has retained responsibility for these claims, they are not expected to have a material effect upon the General Partner’s future financial condition.

Regulatory and Rate Matters

Expansion Projects

East Texas and Mississippi Pipeline Expansion. In February and March of 2006, Gulf South entered into long-term agreements with customers providing firm commitments for capacity on its 1.5 Bcf per day pipeline expansion projects in East Texas and Mississippi. The General Partner expects the total cost for the 1.5 Bcf expansion to be approximately $800 million, and expects the new capacity to be in service during the second half of 2007.

The East Texas pipeline expansion will extend from Carthage in East Texas to the Perryville area in Richland Parish, Louisiana. Natural gas originating primarily from the prolific Barnett Shale and Bossier Sands producing regions of East Texas will be transported to interstate pipelines serving markets in the Midwest and Northeast, including Texas Gas, MRT, Tennessee, ANR, Columbia Gulf and Southern Natural. The Mississippi pipeline expansion will continue eastward from the Perryville area to the Jackson, Mississippi area and will provide additional supplies to customers in the Northeast and Southeast through interconnects with interstate pipelines serving those markets, including Texas Eastern, Transco, Southern Natural and Florida Gas, and to customers in the Baton Rouge—New Orleans industrial complex.

These projects are subject to FERC approvals. Gulf South will submit separate applications to FERC for authority to construct the East Texas and Mississippi expansion projects. In February 2006, FERC granted Gulf South’s request to initiate the pre-filing process for the East Texas expansion.

Western Kentucky Storage Expansion. In November 2005, Texas Gas completed the expansion of its western Kentucky storage complex by approximately 8 Bcf of working gas, which allows for the additional withdrawal of approximately 82 million cubic feet (MMcf)/day, and contracted with customers for that new capacity at maximum rates for five years. In addition, Texas Gas has accepted commitments from customers for incremental no-notice service and firm storage service that will allow it to further expand the working gas in this storage complex by approximately 9 Bcf, subject to FERC approval. The General Partner expects this second storage expansion to go into service in late 2007. In conjunction with the 2005 storage expansion mentioned above, Texas Gas sold 3.3 Bcf of storage gas to one of the customers that had contracted for the new firm storage service.

East Texas Lease Arrangement. In December 2005, Texas Gas initiated service under a lease arrangement which allowed it to tie in 100 MMcf/day of supply from the growing Barnett Shale production area in East Texas to the Texas Gas system at Sharon, Louisiana, using existing pipeline infrastructure.

Magnolia Storage Facility. Gulf South has leased a gas storage facility, which it refers to as the Magnolia facility, near Napoleonville, Louisiana, at which it has installed two compressor stations, with a combined horsepower of 9,470, and other storage infrastructure and is currently developing a high-deliverability storage cavern that, when operational, may add up to approximately 5 Bcf of working gas storage capacity. Magnolia’s storage capacity is expected to be in service and available for sale at market-based rates in late 2008 or early 2009, subject to the operational requirements of the lessor.

General Rate Case

On April 29, 2005, Texas Gas filed a general rate case. The rate case reflects a requested increase in annual cost of service from $258.0 million to $300.0 million, primarily attributable to increases in the utility rate base,

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operating expenses, rate of return and related taxes. On May 31, 2005, FERC issued an order (the Suspension Order) accepting and suspending the filed rates to become effective November 1, 2005, subject to refund, in the event lower rates are finally established in the rate case. The Suspension Order set the rate case for a hearing before an administrative law judge. Texas Gas began collecting its new rates, subject to refund, on November 1, 2005. Texas Gas and the other participants (FERC staff and customers) have been conducting informal settlement negotiations. As a result of these negotiations, the procedural schedule in the rate case has been suspended in order to provide the participants time to draft and file a settlement intended to resolve all issues without a formal hearing. As of December 31, 2005, an estimated refund liability of approximately $5.0 million related to Texas Gas’ open general rate case was recorded on the Consolidated Balance Sheet. Texas Gas anticipates that the general rate case will be settled and all required refunds will be paid during 2006. Gulf South currently has no requirements to file a general rate case.

Pipeline Integrity

The Office of Pipeline Safety has issued a final rule that requires natural gas pipeline operators to develop integrity management programs. Pursuant to the rule, pipelines were required by December 17, 2004, to identify high consequence areas (HCAs) on their systems and develop a written integrity management program providing for a baseline assessment and periodic reassessments to be completed within specified timeframes. The General Partner has complied with these requirements. Its estimated costs to comply with the rule during the initial ten-year baseline period ending in 2012 range from $95 to $115 million. The General Partner has invested approximately $14.5 million during the 24 months ended December 31, 2005, to develop integrity management programs that allow it to dynamically assess various pipeline risks on an integrated basis. The General Partner has systematically used smart, in-line inspection tools to verify the integrity of certain of its pipelines.

On June 30, 2005, FERC issued an order addressing the accounting treatment for the costs that pipeline operators will incur in implementing all aspects of pipeline integrity management programs in HCAs. FERC’s general accounting rules provide that costs incurred to inspect, test and report on the condition of plant to determine the need for repairs or replacements are to be charged to maintenance expense in the period the costs are incurred. Therefore, costs to prepare a plan to implement an integrity management program, costs to identify HCAs, costs to inspect affected pipeline segments, and costs to develop and maintain a recordkeeping system to document program implementation and actions (other than costs to develop internal-use computer software during the application development stage) should be expensed. However, costs of pipeline additions or modifications undertaken to prepare for a pipeline assessment and costs of remedial and mitigation actions to correct an identified condition which could threaten a pipeline’s integrity may be capitalized consistent with FERC’s general accounting rules for the addition or replacement of plant.

FERC’s accounting guidance is effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006, will be permitted to remain as recorded. The General Partner believes it is compliant with FERC’s accounting guidance and does not expect any material impact from implementation of these guidelines.

Environmental and Safety Matters

Texas Gas and Gulf South are subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. The General Partner accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated. In addition to federal and state mandated remediation requirements, the General Partner often enters into voluntary remediation programs with these agencies. As of December 31, 2005, the General Partner had an accrued liability of approximately $20.0 million related to environmental remediation.

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As part of the proactive approach and continued implementation to environmental matters, Texas Gas entered into agreements, or met with various state agencies, to address remediation issues primarily on a voluntary basis. As of December 31, 2005, Texas Gas had an accrued liability of $3.5 million for estimated remaining probable costs associated with environmental assessment and remediation, primarily for remediation associated with the historical use of polychlorinated biphenyls, petroleum hydrocarbons and mercury. This accrual represents management’s best estimate of the undiscounted future obligation based on evaluations and discussions with counsel and independent consultants and the current facts and circumstances related to these matters. The assumptions are based on a substantial number of existing assessments and completed remedial activities by third-party consultants, including a Texas Gas system-wide assessment and/or cleanup of polychlorinated biphenyls, petroleum hydrocarbons, mercury and asbestos abatement. Texas Gas is continuing to conduct environmental assessments and is implementing a variety of remedial measures that may result in a change in the total estimated costs. These costs are expected to occur over approximately the next five years.

On November 2, 2005, Texas Gas received notice from the EPA that it had been identified as a de minimis settlement waste contributor at a Mercury Refining Superfund Site located at the Towns of Colonie and Guilderland, Albany County, New York (Site). A de minimis party is one which sent less than 1% of the total mercury and/or mercury bearing materials to the Site. As a de minimis party, Texas Gas was offered participation in a settlement agreement. The settlement amount for Texas Gas is approximately $0.1 million. The advantages of the settlement agreement are:

(1) EPA will not pursue any further action against Texas Gas for EPA costs related to the Site no matter how much the planned remedial action ultimately may cost, and

(2) the Super Fund law provides protection from “contribution” suits for parties that settle, i.e. suits from other potentially responsible parties that perform or finance cleanup at the Site.

Texas Gas has agreed to the settlement. The EPA will hold a 30-day public comment period regarding Texas Gas’ settlement. At the end of the public comment period, the EPA will notify Texas Gas that the settlement is effective and payment of the $0.1 million will be due within thirty days of the effective date.

In connection with the GS-Acquisition, an analysis of the environmental contamination and related remediation costs at sites owned and/or operated by Gulf South was conducted by the General Partner and Gulf South management in conjunction with a third-party consultant (Environmental Consultant). As a result, Gulf South has recorded a $16.6 million environmental accrual. The material components of the $16.6 million accrual are as follows:

•	identification and remediation of hydrocarbon contamination of $6.0 million;

•	enhancement of groundwater protection measures of $2.5 million;

•	asbestos abatement of $2.7 million;

•	identification and remediation of mercury contamination of $2.0 million;

•	identification and remediation of PCB contamination of $2.0 million; and

•	other costs $1.4 million.

The non-current portion of this accrual was $14.1 million as of December 31, 2005, and the current portion of this accrual was $2.5 million as of December 31, 2005. The accruals recorded by Gulf South were based upon management’s review and analysis of the findings of the Environmental Consultant, including the assumptions

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underlying such findings. Those assumptions reflect management’s best estimate of the probable remediation costs based on the known levels of contamination and the historical experience of individual pipelines and the Environmental Consultant in remediating such contamination. The actual cost of remediation could be impacted by the discovery of additional contamination, including for example, groundwater contamination, at one or more sites as a result of its on-going due diligence review. The General Partner could uncover additional information during the course of remediating a particular site, as well as by determinations or requests, if any, made by regulatory authorities relating to the remediation of any particular site.

The General Partner’s pipelines are subject to the Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments) which added significant provisions to the CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxins, areas of ozone non-attainment and acid rain. The General Partner operates two facilities in areas affected by non-attainment requirements for the current ozone standard (eight-hour standard). As of December 31, 2005, Texas Gas had incurred costs of approximately $13.4 million for emission control modifications of compression equipment located at facilities required to comply with current CAA provisions, the Amendments and state implementation plans for nitrogen oxide reductions. Since the GS-Acquisition, Gulf South has incurred costs of $0.2 million for emission control modifications of compression equipment located at facilities required to comply with these provisions. These costs are being recorded as additions to PPE as the modifications are added. However, if the EPA designates additional new non-attainment areas where the General Partner operates, the cost of additions to PPE is expected to increase. As a result, the General Partner is unable at this time to estimate with any certainty the cost of any additions that may be required.

Additionally, the EPA promulgated new rules regarding hazardous air pollutants in 2004 which will impose controls in addition to the measures described above. The General Partner has four facilities which will be affected by the new regulations at an estimated cost of $1.6 million. The effective compliance date for the hazardous air pollutants regulations is 2007. The General Partner anticipates installation of associated controls to meet these new regulations in 2006 and 2007. In addition, three of Gulf South’s facilities located in Texas are required to make changes to meet additional requirements imposed by the state of Texas in regards to the CAA. The effective compliance date for such additional Texas requirements is March 1, 2007. Gulf South expects to spend approximately $0.6 million to meet these requirements. The General Partner has assessed the impact of the CAA on its facilities and does not believe compliance with these regulations will have a material impact on its financial condition.

The General Partner considers environmental assessment, remediation costs, and costs associated with compliance with environmental standards to be recoverable through base rates, as they are prudent costs incurred in the ordinary course of business and, therefore, no regulatory asset has been recorded to defer these costs. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

For further discussion of the General Partner’s environmental exposure included in the calculation of its asset retirement obligation, see Note 2 of these Notes to Consolidated Balance Sheet.

Lease Commitments

The General Partner has various operating lease commitments extending through the year 2018 covering storage facilities, offices and other equipment. On December 1, 2005, Texas Gas entered into a lease agreement with Texas Eastern Transmission, LLC. The primary term of the lease agreement is through November 30, 2010, and year to year thereafter, unless terminated by either party, providing the other party gives no less than 365

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days prior written notice. The lease charge is approximately $2.3 million annually. The table below summarizes minimum future commitments related to these items at December 31, 2005, as follows (expressed in millions):

2006	$4.9
2007	4.0
2008	3.2
2009	2.8
2010	2.6
Thereafter	3.6

Total	$21.1

Commitments for Construction

The General Partner has incurred $83.0 million, net, in capital expenditures through December 31, 2005. The General Partner’s capital commitments for contracts already authorized are expected to approximate the following amounts for the next five years (expressed in millions):

Less than 1 year	$15.7
1-2 years	0.1
3-5 years	—
More than 5 years	—

Total	$15.8

The above table does not reflect commitments made after December 31, 2005, relating to the East Texas and Mississippi pipeline expansion projects.

Note 4: Financing

The table below represents all long-term debt issues outstanding (expressed in thousands):

December 31, 2005
Boardwalk Pipelines
5.20% Notes due 2018	$185,000
5.50% Notes due 2017	300,000
Texas Gas
7.25% Debentures due 2027	100,000
4.60% Notes due 2015	250,000
Gulf South
5.05% Notes due 2015	275,000

1,110,000
Unamortized debt discount	(8,710)

Total long-term debt	$1,101,290

As of December 31, 2005, the weighted-average interest rate of Boardwalk Pipeline Partners’ long-term debt was 5.29%.

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In connection with the IPO, Boardwalk Pipelines borrowed approximately $42.1 million to reimburse BPHC for capital expenditures it incurred in connection with the acquisition of Gulf South. Boardwalk Pipeline Partners has guaranteed the obligations of Boardwalk Pipelines under that credit facility. Interest on the credit facility was accrued at the 3-month LIBOR rate plus applicable margin (4.68%). The initial credit facility term matured on February 13, 2006, was renewed at the 1-month LIBOR rate plus applicable margin (4.92%) and subsequently paid off during February 2006. The total amount available to Boardwalk Pipeline Partners on the five-year revolving credit facility is $200 million.

The credit agreement prevents Boardwalk Pipeline Partners from declaring dividends or distributions if any default or event of default, as defined in the credit agreement, occurs or would result from such a declaration. In addition, the credit agreement contains certain financial covenants. Boardwalk Pipeline Partners is allowed to prepay all loans at any time without premium or penalty (other than customary LIBOR breakage costs). Interest on amounts drawn are payable at a floating rate equal to an applicable spread per annum over LIBOR.

Boardwalk Pipelines’, Texas Gas’, and Gulf South’s debentures and notes have restrictive covenants which provide that, with certain exceptions, neither they nor any of their subsidiaries may create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the debentures and notes shall be equally and ratably secured. Boardwalk Pipeline Partners relies on distributions and advances from Texas Gas and Gulf South to fulfill its debt obligations. All debt obligations are unsecured. At December 31, 2005 Boardwalk Pipelines, Texas Gas, and Gulf South were in compliance with their debt covenants.

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Note 5: Employee Benefits

Retirement Plan

Substantially all of Texas Gas’ employees are covered under a non-contributory, defined benefit retirement plan (Retirement Plan) offered by Texas Gas. Texas Gas’ general funding policy is to contribute amounts deductible for federal income tax purposes. Texas Gas has not been required to fund the Retirement Plan since 1986. However, as a result of the TG-Acquisition, Texas Gas recognized $24.9 million of previously unrecognized market losses and prior service costs, reducing its prepaid pension asset and corresponding regulatory liability. Since the pension plan is now underfunded, Texas Gas is currently seeking FERC approval to recover pension costs through its rates and would recognize an expense concurrent with the recovery. Texas Gas uses a measurement date of December 31 for its pension plan. The following table presents the changes in benefit obligations and plan assets for pension benefits. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the Consolidated Balance Sheet was as follows (expressed in thousands):

For the Year Ended December 31, 2005
Change in benefit obligation:
Benefit obligation at beginning of period	$103,473
Service cost	4,052
Interest cost	6,220
Actuarial loss	6,132
Benefits paid	(3,994)

Benefit obligation at end of period	115,883

Change in plan assets:
Fair value of plan assets at beginning of period	93,056
Actual return on plan assets	7,131
Benefits paid	(3,994)

Fair value of plan assets at end of period	96,193

Funded status	(19,690)
Unrecognized net actuarial loss	15,849

Net amount recognized	$(3,841)

Amounts recognized in the Consolidated Balance Sheet consist of:

December 31, 2005
Accrued benefit liability	$(3,841)

Accumulated benefit obligation (ABO)	$93,928

Texas Gas’ pension plan weighted-average asset allocations at December 31, 2005 by asset category were as follows:

Debt securities	62.50%
Equity securities	30.90%
Limited Partnership	6.40%
Other	0.20%

Total	100.00%

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Texas Gas employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

Weighted-average assumptions used to determine benefit obligations is as follows:

December 31, 2005
Discount rate	5.63%
Rate of compensation increase	5.50%

Postretirement Benefits Other Than Pensions

Prior to the TG-Acquisition, Texas Gas’ postretirement benefits other than pensions were part of a multi-employer plan under Williams; however, for regulatory purposes its liabilities and plan assets were accounted for separately.

Texas Gas provides life insurance and health care plans which accords postretirement medical benefits to retired employees who were employed full time, hired prior to January 1, 1996, and have met certain other requirements. Boardwalk Pipeline Partners made contributions to this plan. Texas Gas’ rate case with FERC (Docket No. RP00-260) allowed recovery annually, including amortization of previously deferred postretirement benefit costs. The regulatory asset represents unrecovered costs from prior years, including the unamortized transition obligation under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which was recognized at the date of the Williams acquisition in 1995. This asset is being amortized concurrently with the recovery of these costs through rates.

Texas Gas uses a measurement date of December 31 for its postretirement benefits other than pensions. Postretirement benefits other than pensions is as follows (expressed in thousands):

For the Year Ended December 31, 2005
Change in benefit obligation (PBO):
Benefit obligation at beginning of period	$125,599
Service cost	2,076
Interest cost	7,222
Plan participants’ contributions	1,328
Actuarial loss	5,379
Benefits paid	(7,416)

Benefit obligation at end of year	134,188

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Change in plan assets:
Fair value of plan assets at beginning of period	76,499
Actual return on plan assets	5,164
Employer contributions	3,888
Plan participants’ contributions	1,328
Benefits paid	(7,416)

Fair value of plan assets at end of year	79,463

Funded status	(54,725)
Unrecognized net actuarial loss	20,411

Net amount recognized	$(34,314)

Amount recognized in the Consolidated Balance Sheet is as follows:
Accrued benefit liability	$(34,314)

Weighted-average assumption used to determine PBO:
Discount rate	5.63%

Texas Gas’ benefits other than pensions weighted-average asset allocations at December 31, 2005 by asset category were as follows:

Fixed income	45.2%
Cash and other	54.8%

Total	100.0%

Texas Gas’ benefits other than pensions investments employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

Long-Term Incentive Plan

The General Partner adopted the Long-Term Incentive Plan for the officers and directors and certain key employees during 2005. This plan consists of the following five components: units, restricted units, phantom units, unit options and unit appreciation rights. The board of directors of BGL administers the plan and in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. The Board also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the NYSE. However, no change in any outstanding grant will be made that would materially impair the rights of a participant without the consent of the participant. This plan has reserved 3,525,000 of its units for grants of units, restricted units, unit option and unit appreciation rights under the plan.

On December 15, 2005, the General Partner granted 29,176 phantom units under the Long-Term Incentive Plan, but did not make any grants of units, restricted units, unit options and unit appreciation rights. Each such grant includes: a tandem grant of Distribution Equivalent Rights (DERs); vests 50% on the second anniversary of

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the grant date; and 50% on the third anniversary of the grant date; and will be payable to the grantee in cash upon vesting in an amount equal to the sum of the Fair Market Value of the Units (as defined in the plan) that vest on the vesting date plus the vested amount then credited to the grantee’s DER account, less applicable taxes.

Note 6: Financial Instruments

The following methods and assumptions were used in estimating the General Partner’s fair-value disclosures for financial instruments:

Cash Management: Under the cash management program, depending on whether a participating subsidiary has short-term cash surpluses or cash requirements, Boardwalk Pipeline Partners either provides cash to the subsidiary or the subsidiary provides cash to Boardwalk Pipeline Partners. As such, the carrying amount is a reasonable estimate of fair value.

Cash and Cash Equivalents: For cash and short-term financial assets and liabilities, the carrying amount is a reasonable estimate of fair value due to the short maturity of those instruments.

Derivatives: For a discussion of the General Partner’s derivatives, see Note 2 of these Notes to Consolidated Balance Sheet.

Long-Term Debt: All long-term debt is publicly traded, except for financing obtained in connection with the GS-Acquisition; therefore, estimated fair value is based on quoted market prices at December 31, 2005.

The carrying amount and estimated fair values of the General Partner’s financial instruments as of December 31, 2005 is as follows (expressed in thousands):

Financial Assets	Carrying Amount	Fair Value
Cash and cash equivalents	$65,792	$65,792

Financial Liabilities
Long-term debt	$1,101,290	$1,090,854

Note 7: Major Customers and Related Party Transactions

Major Customers

In 2005, one customer, Atmos Energy accounted for approximately 11.02% of total revenues.

Related Party Transactions

Loews has a policy of charging its subsidiary companies for management services provided by Loews. Boardwalk Pipeline Partners will also charge overhead costs to its subsidiaries.

Note 8: Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Correction – a replacement of APB Opinion No. 20 and FASB Statement No. 3 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS 154 to have a material impact on its Consolidated Balance Sheet.

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CONDENSED CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

(Unaudited)

June 30, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$57,839
Receivables, net:
Trade	41,782
Other	11,074
Gas Receivables:
Transportation and exchange	11,090
Storage	3,971
Inventories	15,828
Costs recoverable from customers	9,876
Gas stored underground	9,879
Prepaid expenses and other current assets	16,304

Total current assets	177,643

Property, Plant and Equipment:
Natural gas transmission plant	1,827,554
Other natural gas plant	210,245

2,037,799

Less—accumulated depreciation and amortization	151,563

Property, plant and equipment, net	1,886,236

Other Assets:
Goodwill	163,474
Gas stored underground	169,091
Costs recoverable from customers	33,462
Other	16,533

Total other assets	382,560

Total Assets	$2,446,439

The accompanying notes are an integral part of this Condensed Consolidated Balance Sheet.

BOARDWALK GP, LP

CONDENSED CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

(Unaudited)

June 30, 2006
LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Payables:
Trade	$25,244
Other	13,012
Gas Payables:
Transportation and exchange	17,528
Storage	36,286
Accrued taxes other	15,930
Accrued interest	17,744
Accrued payroll and employee benefits	21,092
Other current liabilities	31,499

Total current liabilities	178,335

Long – Term Debt	1,101,694

Other Liabilities and Deferred Credits:
Postretirement benefits	39,565
Asset retirement obligations	14,496
Provision for other asset retirements	39,209
Other	33,731

Total other liabilities and deferred credits	127,001

Minority interest	283,957
Commitments and Contingencies (Note 5)	—

Partners’ Capital:	755,452

Total Liabilities and Partners’ Capital	$2,446,439

The accompanying notes are an integral part of this Condensed Consolidated Balance Sheet.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet

(Unaudited)

Note 1: Basis of Presentation

Boardwalk GP, LP (the General Partner) is a Delaware limited partnership formed in August 2005 to become the general partner of Boardwalk Pipeline Partners, LP (Boardwalk Pipeline Partners). The General Partner owns a 2% general partner interest and all of the incentive distribution rights in Boardwalk Pipeline Partners. Due to the substantive control the General Partner has over Boardwalk Pipeline Partners, the General Partner consolidates its interest in Boardwalk Pipeline Partners in its Condensed Consolidated Balance Sheet. Unless the context clearly indicates otherwise, references to the General Partner throughout these Notes include the operations of Boardwalk Pipeline Partners. The General Partner is ultimately, through other subsidiaries, a wholly owned subsidiary of Loews Corporation (Loews).

Boardwalk Pipeline Partners was formed to own and operate the business conducted by Boardwalk Pipelines, LP (Boardwalk Pipelines) and its subsidiaries, Texas Gas Transmission, LLC (Texas Gas) and Gulf South Pipeline Company, LP (Gulf South).

The accompanying Condensed Consolidated Balance Sheet of the General Partner was prepared in accordance with accounting principles generally accepted in the United States of America and in the opinion of management, reflect all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2006. Reference is made to the Notes to the Condensed Consolidated Balance Sheet as of December 31, 2005, which should be read in conjunction with this unaudited Condensed Consolidated Balance Sheet.

Note 2: Gas in Storage and Gas Receivables/Payables

Gas receivables and payables reflect amounts of customer-owned gas at the Texas Gas facilities. Consistent with regulatory treatment prescribed by the Federal Energy Regulatory Commission (FERC) and risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for customer-owned gas in its facilities for storage and related services. The gas payables amount is valued at the historical cost of gas, and was $41.4 million at June 30, 2006. The General Partner does not reflect volumes held by Gulf South on behalf of others on its Condensed Consolidated Balance Sheet. As of June 30, 2006, Gulf South held 52.3 trillion British thermal units (TBtu) of gas owned by shippers. No gas was loaned by Gulf South to shippers as of June 30, 2006. The average market price during June 2006 was $6.20 per one million British thermal units (MMBtu).

Note 3: Derivative Financial Instruments

In accordance with the General Partner’s risk management policy, Gulf South utilizes natural gas futures, swaps and options contracts (collectively, derivatives) to hedge exposures to market price fluctuations for natural gas. These transactions include hedges of anticipated natural gas purchases and sales related to system operations, fuel reimbursement and management of company-owned storage capacity. Each of these types of transactions are performed by employees of Gulf South in furtherance of its performance of transportation and storage services in interstate commerce. These derivatives are reported at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Gulf South expects to reclassify $4.1 million of the credits currently recorded in Accumulated Other Comprehensive Income to earnings by December 31, 2006.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

The fair values of derivatives and the effects thereof, existing as of June 30, 2006 are included in the following captions in the Condensed Consolidated Balance Sheet (expressed in millions):

June 30, 2006
Prepaid expenses and other current assets	$6.2
Other noncurrent assets	0.5
Other current liabilities	0.5
Accumulated other comprehensive income	4.6

Note 4: Income and Franchise Taxes

The General Partner is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. The General Partner’s taxable income or loss is included in the taxable income of BPHC. A subsidiary of the General Partner directly incurs some income-based state taxes which are accrued on the Condensed Consolidated Balance Sheet.

Note 5: Commitments and Contingencies

A. Impact of Hurricanes Katrina and Rita

In August and September 2005, Hurricanes Katrina and Rita and related storm activity caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas in the Gulf Coast region of the United States. A substantial portion of the Gulf South assets and a smaller portion of the Texas Gas assets are located in the area directly impacted by the hurricanes.

The total cost to repair storm damages before insurance recoveries is not expected to exceed $20.0 million, however, repairs and system evaluations are ongoing. The combined liability for both Hurricanes Katrina and Rita was $2.1 million as of June 30, 2006. For the six months ended June 30, 2006, the Partnership accrued estimated insurance proceeds of $2.7 million related to Hurricane Katrina which represented the minimum amount of insurance proceeds that were probable of recovery. In addition, the Partnership is pursuing recovery of insurance proceeds related to Hurricane Rita, but no amount has been recorded.

Although the Partnership does not currently anticipate that the overall impact of Hurricanes Katrina and Rita will have a material adverse effect upon its future financial condition, in light of the magnitude of the damage caused by the hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact these hurricanes will have on the Partnership.

A. Legal Proceedings

Hurricane Katrina—Related Class Actions

Gulf South, along with at least eight other interstate pipelines and major natural gas producers, has been named in two Hurricane Katrina-related class action lawsuits filed in the United States District Court for the Eastern District of Louisiana. The lawsuits allege that the dredging of canals caused damages to the marshes and that undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. These cases are in very early stages and, as such, the General Partner cannot reasonably estimate the amount of potential loss, if any.

Napoleonville Salt Dome Matter

In December 2003, natural gas leaks were observed near two natural gas storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits were filed relating to this incident and were converted to individual actions, a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. In addition, the lessor of the property has filed an affirmative claim against Gulf South in an action filed against the lessor by one of Gulf South’s insurers. Gulf South intends to vigorously defend each of these actions, however it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible these actions could be decided unfavorably. Gulf South has settled several of the cases filed against it and may enter into discussions in an attempt to settle other cases if Gulf South believes it is appropriate to do so.

Gulf South had a liability balance at June 30, 2006 of $0.9 million in Other Liabilities on the Condensed Consolidated Balance Sheet relating to remediation costs, root cause investigation, and legal fees pertaining to this incident. Gulf South has made demand for reimbursement from its insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses. To date its insurance carriers have not taken any definitive coverage positions on all of the issues raised in the various lawsuits. The range of loss related to this incident could not be estimated at June 30, 2006.

Other Legal Matters

Devon Energy Eugene Island Offshore Facilities Settlement. In June 2006, Gulf South received $4.0 million from Devon Energy in settlement of a lawsuit concerning the parties’ rights and obligations under a lease for a platform that Devon will decommission in the Eugene Island area in the Gulf of Mexico. The proceeds will be used to offset the costs of rebuilding certain offshore facilities. As of June 30, 2006, Gulf South deferred the settlement proceeds in Other Payables. The total cost of the new facilities is not expected to exceed $8.0 million.

The General Partner’s subsidiaries are parties to various other legal actions arising in the normal course of business. Management believes the disposition of all known outstanding legal actions will not have a material adverse impact on its financial condition.

B. Regulatory and Rate Matters

Expansion Projects

The General Partner is currently engaged in the following expansion projects:

East Texas/Mississippi Pipeline Expansion Project. Gulf South has entered into long-term precedent agreements with customers providing firm commitments for most of the capacity on its 1.5 Bcf per day pipeline expansion project. The General Partner expects the total cost for the 1.5 Bcf per day expansion to be approximately $800 million, and expects the new capacity associated with this project to be in service during the second half of 2007. Gulf South has been granted the authority to initiate the pre-filing process for this project. Gulf South filed its certificate application with FERC on September 1, 2006.

Western Kentucky Storage Expansion. Texas Gas has accepted, subject to FERC approval, commitments from customers for incremental no-notice service and firm storage service that will allow it to expand the working gas capacity in its Western Kentucky storage complex by approximately 9 Bcf. On April 14, 2006, Texas Gas filed an application with FERC requesting authority to proceed with this expansion project. The proposed in-service date for the storage expansion is November 2007.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

Lake Charles, Louisiana Expansion. On March 17, 2006, Gulf South received approval from FERC to purchase an undivided 38.46 percent interest in 1.7 miles of pipeline from Trunkline Gas Company, LLC (Trunkline Gas) for $1.9 million. The pipeline connects Trunkline LNG Company, LLC’s liquefied natural gas import terminal in Lake Charles, Louisiana to Gulf South’s pipeline. Gulf South’s ownership interest will be equivalent to 500,000 dekatherms per day. Trunkline Gas will continue to operate the pipeline pursuant to an operating agreement. This transaction was completed March 31, 2006, and the assets were placed in service in April 2006.

Magnolia Storage Expansion. Gulf South has leased a gas storage facility near Napoleonville, Louisiana, and is currently developing high-deliverability storage caverns. During recent mining operations, certain issues have arisen causing the mining of the caverns to be temporarily suspended. Gulf South will conduct operational integrity tests on the cavern and associated facilities during the third quarter 2006. If the test results are favorable, Gulf South expects the storage facilities to be in service during 2009. If the test results are not favorable, management will consider the options it has available, including developing a new cavern, or sale or abandonment of the project. The total book value at June 30, 2006 was $42.2 million. During the second quarter 2006, the General Partner tested the investment in Magnolia for recoverability in accordance with the requirements of SFAS No 144, Accounting for the Impairment or Disposal of Long-Lived Assets. No impairment loss was recognized as a result of the recoverability test.

General Rate Case

On April 29, 2005, Texas Gas filed a general rate case. Texas Gas began collecting new rates, subject to refund, on November 1, 2005. Texas Gas and the other participants (FERC staff and customers) reached an unopposed settlement offer that was approved by FERC on April 21, 2006, and became final on June 20, 2006. The annual settled cost of service was $257.8 million. On June 30, 2006, Texas Gas refunded approximately $6.6 million consisting of $6.4 million in principal and $0.2 million of interest to its customers.

Due to the settlement, in the first quarter 2006, Texas Gas began to amortize the balance of its regulatory asset for postretirement benefits other than pensions. The amortization of the remaining regulatory asset balance of approximately $28.5 million at June 30, 2006 will continue to be amortized on a straight-line basis over approximately five years.

Pipeline Integrity

The Office of Pipeline Safety has issued a final rule that requires natural gas pipeline operators to develop integrity management programs. On June 30, 2005, FERC issued an order addressing the accounting treatment for the costs pipeline operators will incur in implementing all aspects of pipeline integrity management programs. FERC’s accounting guidance became effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006, were permitted to remain as recorded. The General Partner applied the accounting guidance order on January 1, 2006. There were no changes to the General Partner’s accounting policy for the pipeline integrity management programs as a result of the application of this guidance.

C. Environmental and Safety Matters

Texas Gas and Gulf South are subject to federal, state and local environmental laws and regulations in connection with the operation and remediation of various sites. When possible, the General Partner enters into voluntary remediation programs with the regulatory agencies. The General Partner accrues for environmental

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

remediation expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated. As of June 30, 2006, the General Partner had an accrued liability of approximately $20 million related to environmental remediation.

The General Partner’s pipeline operations are subject to the Clean Air Act (CAA) and include two facilities in areas affected by non-attainment requirements for the current ozone standard (eight-hour standard), which are now in compliance. As of June 30, 2006, the General Partner had incurred costs of approximately $14 million for emission control modifications of compression equipment located at facilities required to comply with current CAA provisions and state implementation plans for nitrogen oxide reductions. The costs were recorded as additions to property, plant and equipment (PPE) as the modifications were added. If the Environmental Protection Agency (EPA) designates additional new non-attainment areas where the pipelines operate, the cost of additions to PPE would be expected to increase. The General Partner is unable at this time to estimate with any certainty the cost of any additions that may be required.

In addition, the EPA promulgated new rules regarding hazardous air pollutants in 2004, which will impose additional controls at four facilities at an estimated cost of $1.6 million. The effective compliance date for the hazardous air pollutants regulations is 2007. The General Partner anticipates installation of associated controls to meet these new regulations in 2006 and 2007.

The General Partner considers environmental assessment, remediation costs and costs associated with compliance with environmental standards to be recoverable through its rates, as they are prudent costs incurred in the ordinary course of business. No regulatory asset has been recorded to defer these costs. The actual costs incurred will depend on the amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

D. Commitments for Construction

The General Partner’s significant commitments for construction as of June 30, 2006, by period were as follows (expressed in millions):

Less than 1 year	$271.9
1-2 years	37.2
3-5 years	—
> 5 years	—

Total	$309.1

The commitments for construction were primarily related to the East Texas/Mississippi pipeline expansion. For further discussion of the East Texas/Mississippi pipeline expansion see Note 5B Expansion Projects contained in these Notes to the Condensed Consolidated Balance Sheet.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

E. Lease Commitments

The General Partner has various operating lease commitments extending through the year 2018 covering storage facilities, offices and other equipment. The table below summarizes minimum future commitments related to these items at June 30, 2006, as follows (expressed in millions):

2006	$3.0
2007	6.4
2008	5.5
2009	4.4
2010	4.2
Thereafter	14.5

Total	$38.0

The increase in lease commitments from December 31, 2005 was related to the signing of a ten-year lease for new office facilities at Gulf South. The estimated commencement date of the lease is May 1, 2007.

Note 6: Sale of Facilities

In June 2006, Texas Gas received $2.5 million for the sale of offshore transmission facilities in the Gulf of Mexico at West Cameron 294. The sale of the facilities was considered a normal retirement. In accordance with the composite method of accounting for property, plant and equipment, the proceeds and the related book value of the plant were recorded to accumulated depreciation which is classified as Property, plant and equipment, net on the Condensed Consolidated Balance Sheet.

Note 7: Financing

As of June 30, 2006, the weighted-average interest rate of the General Partner’s long-term debt was 5.29%.

In June 2006, certain subsidiaries of the General Partner entered into a $400 million unsecured revolving credit facility which amended and restated the previous $200 million facility entered into by Boardwalk Pipelines at the time of the IPO. Under the amended and restated facility, which will continue to be guaranteed by the General Partner, Boardwalk Pipelines, Texas Gas and Gulf South may borrow funds, up to sub-limits. Interest on amounts drawn under the credit facility will be payable at a floating rate equal to an applicable spread per annum over the London Interbank Offered Rate (LIBOR) or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. Under the terms of the agreement, each of the borrowers respectively must maintain a minimum ratio, as of the last day of each fiscal quarter, of consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization (as defined in the agreement), measured for the preceding twelve months, of not more than five to one. There were no outstanding borrowings against the facility as of June 30, 2006.

Note 8: Credit Concentration

Natural gas price volatility has increased dramatically in recent years, which has materially increased credit risk related to gas loaned to customers. As of June 30, 2006, the amount of gas loaned by the General Partner’s subsidiaries was approximately 16 TBtu and, assuming an average market price during June 2006 of $6.20 per MMBtu, the market value of that gas was approximately $99.2 million. If any significant customer should have credit or financial problems resulting in a delay or failure to repay the gas owed to the General Partner’s subsidiaries, this could have a material adverse effect on the General Partner’s financial condition.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

Note 9: Employee Benefits

Retirement Plan

Substantially all of Texas Gas’ employees are covered under a non-contributory, defined benefit pension plan. Texas Gas also provides postretirement life insurance and postretirement health care benefits to certain retired employees. Texas Gas uses a measurement date of December 31 for its pension and postretirement benefits plans. As of June 30, 2006, no cash contributions had been made to its pension plan for the current year, however, the contribution for 2006 is expected to be $3.5 million.

APPENDIX A

APPLICATION FOR TRANSFER OF COMMON UNITS

Transferees of Common Units must execute and deliver this application to Boardwalk Pipeline Partners, LP, c/o Boardwalk GP, LP, 3800 Frederica Street, Owensboro, KY, 42301; Attn: CFO, to be admitted as limited partners to Boardwalk Pipeline Partners, LP.

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby and hereby certifies to Boardwalk Pipeline Partners, LP (the “Partnership”) that the Assignee (including to the best of Assignee’s knowledge, any person for whom the Assignee will hold the Common Units) is an Eligible Holder.*

The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement. This application constitutes a Taxation Certification, as defined in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual        ☐ Partnership        ☐ Corporation

☐ Trust    ☐ Other (specify)

If not an Individual (check one):

☐	the entity is subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation, but it is a pass-through entity and all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation and it is (a) not a pass-through entity or (b) a pass-through entity, but not all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership. Important Note—by checking this box, the Assignee is contradicting its certification that it is an Eligible Holder.

*	The Term “Eligible Holder” means (a) an individual or entity subject to United States federal income taxation on the income generated by the Partnership; or (b) an entity not subject to United States federal income taxation on the income generated by the Partnership, so long as all of the entity’s owners are subject to United States federal income taxation on the income generated by the Partnership. Individuals or entities are subject to taxation, in the context of defining an Eligible Holder, to the extent they are taxable on the items of income and gain allocated by the Partnership or would be taxable on the items of income and gain allocated by the Partnership if they had no offsetting deductions or tax credits unrelated to the ownership of the Common Units. Schedule I hereto contains a list of various types of investors that are categorized and identified as either “Eligible Holders” or “Non-Eligible Holders.”

Nationality (check one):

☐	U.S. Citizen, Resident or Domestic Entity ☐ Non-resident Alien

☐	Foreign Corporation

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.	Individual Interestholder

1. I am not a non-resident alien for purposes of U.S. income taxation.

2. My U.S. taxpayer identification number (Social Security Number) is                                 .

3. My home address is                                                      .

B.	Partnership, Corporation or Other Interestholder

1 The interestholder is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2. The interestholder’s U.S. employer identification number is                                 .

3. The interestholder’s office address and place of incorporation (if applicable) is                                 .

The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service and the Federal Energy Regulatory Commission by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

SCHEDULE I

Eligible Holders

The following are considered Eligible Holders:

•	Individuals (U.S. or non-U.S.)

•	C corporations (U.S. or non-U.S.)

•	Tax exempt organizations subject to tax on unrelated business taxable income or “UBTI,” including IRAs, 401(k) plans and Keough accounts

•	S corporations with shareholders that are individuals, trusts or tax exempt organizations subject to tax on UBTI

Potentially Eligible Holders

•	S corporations (unless they have ESOP shareholders*)

•	Partnerships (unless its partners include mutual funds, real estate investment trusts or “REITs,” governmental entities and agencies, S corporations with ESOP shareholders* or other partnerships with such partners)

•	Trusts (unless beneficiaries are not subject to tax)

Non-Eligible Holders

The following are not considered Eligible Holders:

•	Mutual Funds

•	REITs

•	Governmental entities and agencies

•	S corporations with ESOP shareholders*

*	“S corporations with ESOP shareholders” are S corporations with shareholders that include employee stock ownership plans.

APPENDIX B

CERTIFICATION FORM FOR NON-INDIVIDUAL INVESTORS

As described in this Prospectus, only Eligible Holders (as defined on Schedule I hereto) may purchase common units in the Partnership’s proposed public offering (the “Offering”). In order to comply with this requirement, all potential investors that are not natural persons, including institutions, partnerships and trusts (“Non-individual Investors”), must complete this Certification Form.

•	If you have an institutional sales account with , you should fax signed forms to by 5:00 pm Eastern time on , , 2006 (the “Return Date”).

•	If you have any other type of brokerage account with any of the broker-dealers on page 2, you should fax signed forms to your retail broker or financial advisor upon initial indication of interest.

Non-individual Investors who do not complete and return this form by the Return Date will not be allocated units in this offering.

1. Acknowledgement and Consent to Forward this Certification Form. The undersigned Non-individual Investor acknowledges and understands that an underwriter who receives this Certification Form may forward it to the Partnership and/or the transfer agent for the Common Units. Accordingly, the undersigned hereby grants its consent for             or any underwriter listed on page 2 to forward this Certification Form to the Partnership and/or the transfer agent for the Common Units.

2. Acknowledgement of Obligation to Complete a Transfer Application. The undersigned Non-individual Investor further acknowledges that, if it purchases Common Units in the Offering, it must complete a Transfer Application in the form included as Appendix A to the Prospectus and deliver it to the address as instructed on the Transfer Application. The undersigned Non-individual Investor further acknowledges that no underwriter or affiliate of an underwriter has any responsibility or obligation to complete or deliver a Transfer Application on behalf of the undersigned.

3. Certification as to Tax Status. The undersigned Non-individual Investor hereby certifies that it is either (check one):

☐	an entity that is subject to United States federal income taxation on the income generated by the Partnership; or

☐	an entity that is not subject to United States federal income taxation, but is a pass-through entity and all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership.

Signing this form shall not obligate the undersigned Non-individual Investor to provide or share any tax-related information with the Partnership, the transfer agent or any underwriter in connection with the purchase and sale of common units in the Offering.

Executed this             day of             , 2006.

(Name of Entity)

By:
Name:
Title:

NON-INDIVIDUAL INVESTOR RETAIL BROKER DEALERS

SCHEDULE I

An “Eligible Holder” is (a) an individual or entity subject to United States federal income taxation on the income generated by the Partnership or (b) an entity not subject to United States federal income taxation on the income generated by the Partnership, so long as all of the entity’s owners are subject to United States federal income taxation on the income generated by the Partnership or would be taxable on the items of income and gain allocated by the Partnership if they had no offsetting deductions or tax credits unrelated to the ownership of the Common Units. Set forth below is a list of various types of investors that are categorized and identified as Eligible Holders, Potentially Eligible Holders or Non-Eligible Holders.

Eligible Holders

The following are considered Eligible Holders:

•	Individuals (U.S. or non-U.S.)

•	C corporations (U.S. or non-U.S.)

•	Tax exempt organizations subject to tax on unrelated business taxable income or “UBTI,” including IRAs, 401(k) plans and Keough accounts

•	S corporations with shareholders that are individuals, trusts or tax exempt organizations subject to tax on UBTI

Potentially Eligible Holders

The following are considered Eligible Holders, unless the bracketed information applies:

•	Partnerships (unless its partners include mutual funds, real estate investment trusts or “REITs,” governmental entities and agencies, S corporations with ESOP shareholders[1] or other partnerships with such partners)

•	Trusts (unless beneficiaries are not subject to tax)

Non-Eligible Holders

The following are not considered Eligible Holders:

•	Mutual Funds

•	REITs

•	Governmental entities and agencies

•	S corporations with ESOP shareholders[1]

[1]	“S corporations with ESOP shareholders” are S corporations with shareholders that include employee stock ownership plans.

APPENDIX C

GLOSSARY OF TERMS

adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

decrease operating surplus by:

(a) any net increase in working capital borrowings with respect to that period; and

(b) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

increase operating surplus by:

(c) any net decrease in working capital borrowings with respect to that period; and

(d) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clauses (a)(1) and (a)(2) of the definition of operating surplus.

available cash: For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Boardwalk Pipeline Partners, LP and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of Boardwalk Pipeline Partners, LP and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of Boardwalk Pipeline Partners, LP and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Boardwalk Pipeline Partners, LP and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Boardwalk Pipeline Partners, LP or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that the establishment of reserves will not prevent Boardwalk Pipeline Partners, LP from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Boardwalk Pipeline Partners, LP or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

Bcf: One billion cubic feet of natural gas. We have converted each of the throughput numbers from a heating value to a volumetric number based upon the following conversion factor: 1 Tbtu = 1 Bcf.

Bcf/d: One billion cubic feet of natural gas per day.

Btu: One British thermal unit. When used in terms of volumes, Btu is used to refer to the amount of natural gas required to raise the temperature of one pound of water by one degree Fahrenheit at one atmospheric pressure.

Btu/d: One British thermal unit per day.

capital account: The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner unit, a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner unit, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Boardwalk Pipeline Partners, LP held by a partner.

capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the IPO equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange (other than the Nasdaq Stock Market) on which the units of that class are listed. If the units of that class are not listed on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

current market price: For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the respective number of consecutive trading days immediately prior to that date specified in the context thereof.

Eligible Holders: individuals or entities either (a) subject to United States federal income taxation on the income generated by us or (b) in the case of entities that are pass-through entities for United States federal income taxation, all of whose beneficial owners are subject to United States federal income taxation on the income generated by us.

GAAP: Generally accepted accounting principles in the United States.

incentive distribution right: A non-voting limited partner partnership interest issued to our general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

incentive distributions: The distributions of available cash from operating surplus initially made to our general partner in respect of the incentive distribution rights.

interim capital transactions: The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Boardwalk Pipeline Partners, LP or any of its subsidiaries and sales of any debt securities of Boardwalk Pipeline Partners, LP or any of its subsidiaries;

(b) sales of equity interests by Boardwalk Pipeline Partners, LP or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Boardwalk Pipeline Partners, LP or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

local distribution company or LDC: LDCs are companies involved in the delivery of natural gas to consumers within a specific geographic area.

Mcf: One thousand cubic feet of natural gas. We have converted each of the throughput numbers from a heating value number to a volumetric number based upon the following conversion factor: 1 MMBtu = 1 Mcf.

MMBtu: One million British thermal units which is roughly equivalent to one Mcf.

MMcf: One million cubic feet of natural gas.

MMcf/d: One million cubic feet of natural gas per day.

operating expenditures: All expenditures of Boardwalk Pipeline Partners, LP and its subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include:

(1) capital expenditures made for acquisitions or for capital improvements;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating operating surplus.

operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of:

(1) $75 million;

(2) all the cash of Boardwalk Pipeline Partners, LP and its subsidiaries on hand as of the closing date of its IPO;

(3) all cash receipts of Boardwalk Pipeline Partners, LP and its subsidiaries for the period beginning on the closing date of the IPO and ending with the last day of that period, other than cash receipts from interim capital transactions;

(4) interest (after giving effect to the interest rate swap agreements of Boardwalk Pipeline Partners, LP and the subsidiaries) paid on debt incurred by Boardwalk Pipeline Partners, LP and its subsidiaries, and cash distributions paid on the equity securities issued by Boardwalk Pipeline Partners, LP, to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date it is abandoned or disposed of;

(5) interest (after giving effect to interest rate swap agreements of Boardwalk Pipeline Partners, LP and its subsidiaries) paid on debt incurred by Boardwalk Pipeline Partners, LP and its subsidiaries, and cash distributions paid on the equity securities issued by Boardwalk Pipeline Partners, LP, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to in (4) above; and

(6) all cash receipts of Boardwalk Pipeline Partners, LP and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of the IPO and ending with the last day of that period; and

(2) the amount of cash reserves established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Boardwalk Pipeline Partners, LP and its subsidiaries or disbursements on behalf of a member of Boardwalk Pipeline Partners, LP and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.

peak day: The highest level of throughput transported through a pipeline system on any given day.

subordination period: The subordination period will generally extend from the closing of the IPO until the second day after:

(a) distributions of available cash from operating surplus on each of the outstanding units equaled or exceeded the sum of the minimum quarterly distributions on all of the units for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

(1) the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the units that were outstanding during those periods on a fully diluted basis; and

(2) there are no outstanding cumulative common units arrearages;

(b) even if the above tests are not met, the subordination period will end and each subordinated unit will convert to common units if:

(1) the distributions of available cash from operating surplus on each of the outstanding units equaled or exceeded $0.525 per quarter for one consecutive four quarter period immediately preceding the date;

(2) the “adjusted operating surplus” (as defined below) generated during the four quarter period immediately preceding the date equaled or exceeded the sum of $0.525 on each of the outstanding units during that period on a fully diluted basis; and

(3) there are no arrearages in payment of the minimum quarterly distributions on the common units; or

(c) the date on which our general partner is removed as general partner of Boardwalk Pipeline Partners, LP upon the requisite vote by the limited partners under circumstances where cause does not exist and no units held by our general partner and its affiliates are voted in favor of the removal.

TBTu: One trillion British thermal units.

throughput: The volume of natural gas being transported through a pipeline.

units: Refers to the common units and subordinated units.

working capital borrowings: Borrowings used solely for working capital purposes or to pay distributions to partners, made pursuant to a credit facility, commercial paper facility or similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional working capital borrowings.

working gas: Natural gas storage capacity that can be used for system operations or is available to be sold to the market as firm or interruptible storage capacity or as the storage component of no notice service.

BOARDWALK PIPELINE PARTNERS, LP

5,000,000 Common Units

Representing Limited Partner Interests

PROSPECTUS

                , 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee		$16,501
NASD filing fee		15,922
NYSE listing fee		27,600
Printing and engraving expenses		150,000
Fees and expenses of legal counsel		*
Accounting fees and expenses		250,000
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities.

On August 4, 2005, in connection with the formation of the partnership, Boardwalk Pipeline Partners, LP issued (1) to Boardwalk GP, LP the 2% general partner interest in the partnership for $20 and (2) to Boardwalk Pipelines Holding Corp. the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933.

On November 15, 2005, upon the closing of the initial public offering of Boardwalk Pipeline Partners, LP, Boardwalk Pipeline Partners, LP issued to Boardwalk Pipelines Holding Corp, 33,093,878 subordinated units and 53,256,122 common units in exchange for the contribution all the equity interest of Boardwalk Pipelines, L.P. Each subordinated unit will convert into one common unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the partnership agreement of Boardwalk Pipeline Partners LP, the subordination period will extend until the first day of any quarter beginning after September 30, 2008 that Boardwalk Pipeline Partners LP meets the financial tests set forth in its partnership agreement. The foregoing transactions were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2). Boardwalk Pipeline Partners LP believes that exemptions other than the foregoing exemption may exist for these transactions.

There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits.

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1**	—	Form of Underwriting Agreement
3.1	—	Certificate of Limited Partnership of Boardwalk Pipeline Partners, LP (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-127578, filed on August 16, 2005).
3.2	—	First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on November 18, 2005).
3.3	—	Certificate of Limited Partnership of Boardwalk GP, LP (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-127578, filed on August 16, 2005).
3.4	—	Agreement of Limited Partnership of Boardwalk GP, LP (Incorporated by reference to Exhibit 3.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-127578, filed on September 22, 2005).
3.5	—	Certificate of Formation of Boardwalk GP, LLC (Incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-127578, filed on August 16, 2005).
3.6	—	Amended and Restated Limited Liability Company Agreement of Boardwalk GP, LLC (Incorporated by reference to Exhibit 3.6 to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-127578, filed on October 31, 2005).
5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1	—	Amended and Restated Revolving Credit Agreement, dated as of June 29, 2006, among the Registrant, as Guarantor, Boardwalk Pipelines, LP, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, each a wholly owned subsidiary of the Registrant, as Borrowers (the “Borrowers”), the several lenders and issuers party thereto (the “Lenders”), Wachovia Bank, National Association, as administrative agent, Citibank, N.A., as syndication agent and the other agents identified therein (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed July 5, 2006).
10.2	—	Indenture dated July 15, 1997, between Texas Gas Transmission Corporation (now known as Texas Gas Transmission, LLC) and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Texas Gas Transmission Corporation’s Registration Statement on Form S-3, Registration No. 333-27359, filed on May 19, 1997)
10.3	—	Indenture dated as of May 28, 2003, between TGT Pipeline, LLC and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 3.6 to TGT Pipeline, LLC’s (now known as Boardwalk Pipelines, LP) Registration Statement on Form S-4, Registration No. 333-108693, filed on September 11, 2003).
10.4	—	Indenture dated as of May 28, 2003, between Texas Gas Transmission, LLC and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 3.5 to Boardwalk Pipelines, LLC’s (now known as Boardwalk Pipelines, LP) Registration Statement on Form S-4, Registration No. 333-108693, filed on September 11, 2003).
10.5	—	Indenture dated as of January 18, 2005 between TGT Pipeline, LLC and The Bank of New York, as Trustee, (Incorporated by reference to Exhibit 10.1 to TGT Pipeline, LLC’s (now known as Boardwalk Pipelines, LP) Current Report on Form 8-K filed on January 24, 2005).
10.6	—	Indenture dated as of January 18, 2005, between Gulf South Pipeline Company, LP and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.2 to Boardwalk Pipelines, LLC’s (now known as Boardwalk Pipelines, LP) Current Report on Form 8-K filed on January 24, 2005).

Exhibit Number		Description
10.7	—	Services Agreement, dated as of May 16, 2003 by and between Loews Corporation and Texas Gas Transmission, LLC. (Incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-127578, filed on October 24, 2005). (1)
10.8	—	Boardwalk Pipeline Partners Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-127578, filed on October 31, 2005).
10.9	—	Form of Phantom Unit Award Agreement under the Boardwalk Pipeline Partners Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005).
10.10	—	Boardwalk Pipeline Partners - Strategic Long Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed July 28, 2006).
10.11	—	Boardwalk Pipeline Partners Strategic Long-term Incentive Plan - Grant of GP Phantom Units Form of Agreement (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed July 28, 2006).
21.1	—	List of Subsidiaries of Boardwalk Pipeline Partners, LP (Incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005).
23.1*	—	Consent of Deloitte & Touche LLP—Boardwalk Pipeline Partners, LP
23.2*	—	Consent of Deloitte & Touche LLP—Boardwalk GP, LP
23.3*	—	Consent of Deloitte & Touche LLP—Texas Gas Transmission, LLC
23.4*	—	Consent of Deloitte & Touche LLP—Gulf South Pipeline Company, LP
23.5*	—	Consent of Ernst & Young LLP—Gulf South Pipeline Company, LP
23.6**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.7**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1*	—	Powers of Attorney (included on the signature page)

*	Filed herewith.
**	To be filed by amendment.
(1)	The Services Agreements between Gulf South Pipeline Company, LLC and Loews Corporation and between Boardwalk Pipelines, LLC and Loews Corporation are not filed because they are identical to exhibit 10.8 except for the identities of Gulf South Pipeline Company, LLC and Boardwalk Pipelines, LLC and the date of the agreement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Boardwalk GP, LP, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Boardwalk GP, LP or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement (No. 333-127578) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owensboro, State of Kentucky, on September 20, 2006.

BOARDWALK PIPELINE PARTNERS, LP

By:	BOARDWALK GP, LP
its General partner

By:	BOARDWALK GP, LLC
its General partner

	By:	/s/ H. DEAN JONES II
H. Dean Jones II Co-President

Each person whose signature appears below appoints Rolf A. Gafvert and H. Dean Jones II and each of them, each of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title

/s/ ROLF A. GAFVERT Rolf A. Gafvert	Co-President and Director (Principal Executive Officer)

/s/ H. DEAN JONES II H. Dean Jones II	Co-President and Director (Principal Executive Officer)

/s/ JAMIE L. BUSKILL Jamie L. Buskill	Chief Financial Officer (Principal Financial Officer)

/s/ ARTHUR L. REBELL Arthur L. Rebell	Chairman of the Board

/s/ STEVEN A. BARKAUSKAS Steven A. Barkauskas	Controller (Principal Accounting Officer)

/s/ THOMAS E. HYLAND Thomas E. Hyland	Director

/s/ MARK L. SHAPIRO Mark L. Shapiro	Director

/s/ JONATHAN E. NATHANSON Jonathan E. Nathanson	Director

/s/ ANDREW H. TISCH Andrew H. Tisch	Director